As filed with the Securities and Exchange Commission on January 24, 1997
                                                   Registration No. 333-18807
-----------------------------------------------------------------------------

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      POST EFFECTIVE AMENDMENT NO. 1 to
                                FORM S-4/A-1
                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

                          CHATEAU PROPERTIES, INC.
           (Exact name of registrant as specified in its charter)

        MARYLAND                     6515                       38-3132038
(State or other               (Primary Standard                    (I.R.S.
jurisdiction of                    Industrial                     Employer
incorporation or                Classification                 Identification
organization)                    Code Number)                      Number)

                               19500 HALL ROAD
                         CLINTON TOWNSHIP, MI 48038
                               (810) 286-3600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                C.G. KELLOGG
                                  PRESIDENT
                               19500 HALL ROAD
                         CLINTON TOWNSHIP, MI 48038
                               (810) 286-3600
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                                 Copies to:

HENRY J. BRENNAN, III, ESQ.             JAY L. BERNSTEIN, ESQ.
CHARLES W. ROYER, ESQ.                  DAVID A. SAKOWITZ, ESQ.
TIMMIS & INMAN L.L.P.                   ROGERS & WELLS
300 TALON CENTRE                        200 PARK AVENUE
DETROIT, MI 48207                       NEW YORK, NY 10166
(313) 396-4200                          (212) 878-8000

                                  ---------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE AND THE SATISFACTION OR WAIVER OF ALL OTHER CONDITIONS TO THE EXCHANGE DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED HEREIN.

                                  ---------

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                           CHATEAU PROPERTIES, INC.
                               19500 Hall Road
                       Clinton Township, Michigan 48038

                                                             January 31, 1997

To the Stockholders of Chateau Properties, Inc.:

         In July of 1996, Chateau Properties, Inc. ("Chateau") announced its intention to complete a strategic business combination with ROC Communities, Inc. ("ROC") in order to create the largest owner of manufactured housing communities in the United States.

         Accordingly, you are cordially invited to attend a special meeting of stockholders of Chateau which will be held at the Crowne Plaza Pontchartrain Hotel, Two Washington Boulevard, Detroit, Michigan, on February 11, 1997, at 9:00 a.m., Eastern Standard Time (the "Chateau Special Meeting"). At the Chateau Special Meeting, we will seek your approval of a proposal (the "Chateau Merger Proposal") calling for the issuance of 13,109,941 shares of Common Stock of Chateau (the "Merger Consideration") in connection with an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended by the Amendment thereto dated as of December 20, 1996 (collectively, the "Merger Agreement"), among ROC, Chateau and R Acquisition Sub, Inc., a Maryland corporation and a direct subsidiary of Chateau ("RSub"), and we will also seek your approval of a proposal (the "Chateau Share Issuance Proposal" and, together with the Chateau Merger Proposal, the "Chateau-ROC Proposals") to issue and sell an aggregate of 978,073 shares of Common Stock of Chateau to holders of limited partnership units ("OP Units") in CP Limited Partnership, a Maryland limited partnership of which Chateau is the general partner, who have agreed to exchange their OP Units for shares of Common Stock of Chateau, which issuance and sale will be at an average price per share, payable in cash, of not less than the greater of the average price paid by Chateau in connection with the Chateau Share Repurchase Program (as defined in the Joint Proxy Statement/Prospectus and Supplement) or the average of the closing prices on the New York Stock Exchange of the shares of Common Stock of Chateau on the two trading days immediately preceding the date of issuance as determined in good faith by the Chateau Board of Directors. Pursuant to the Merger Agreement, RSub will merge with ROC, with ROC surviving such merger (the "Merger"), and the stockholders of ROC will become stockholders of Chateau. Chateau will make a distribution equal to .068 shares of Chateau Common Stock for each share of Chateau Common Stock outstanding, payable as soon as practicable after the effectiveness of the Merger to stockholders (other than to exchanging OP Unitholders, with respect to the shares acquired pursuant to the OP Unit Exchange) of record on January 30, 1997, contingent on the effectiveness of the Merger.

         The Board of Directors of Chateau (the "Chateau Board") has carefully considered the terms and conditions of the proposed Merger and has concluded that the Chateau Merger Proposal is advisable, fair to, and in the best interests of Chateau and its stockholders. The Chateau Board has obtained opinions from its independent financial advisors, Merrill Lynch & Co. and Goldman Sachs & Co., to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the consideration to be issued in connection with the Merger is fair from a financial point of view to Chateau and its stockholders. Accordingly, the Chateau Board of Directors unanimously recommends that you vote FOR the Chateau Merger Proposal.

         As a part of the Merger, the Chateau Board has carefully considered the terms and conditions of the proposed Share Issuance Proposal and has concluded that the Chateau Share Issuance Proposal is advisable, fair to, and in the best interests of Chateau and its stockholders. Accordingly, the Chateau Board of Directors unanimously recommends that you vote FOR the Chateau Share Issuance Proposal.

         In the event there are not sufficient votes to approve the Chateau-ROC Proposals at the Chateau Special Meeting, and the Chateau Special Meeting is not adjourned in order to permit further solicitation of proxies, the Chateau Proposals cannot be approved at the Chateau Special Meeting. In order to allow proxies that have been received by Chateau at the time of the Chateau Special Meeting to be voted for such adjournment, if necessary, Chateau has submitted the question of adjournment (the "Adjournment Proposal") under such circumstances, and only under such circumstances, to its stockholders as a separate matter for their consideration. A majority of the shares represented and voting at the Chateau Special Meeting is required in order to approve the Adjournment Proposal. Chateau's Board of Directors recommends that stockholders vote their proxies FOR the Adjournment Proposal so that their proxies may be used for such purpose in the event it should become necessary. Properly executed proxies will be voted FOR the Adjournment Proposal unless otherwise indicated thereon. If it is necessary to adjourn the Chateau Special Meeting, no notice of the time and place of the adjourned meeting is required to be given to stockholders other than an announcement of such time and place at the Chateau Special Meeting. The Adjournment Proposal relates only to an adjournment occurring for the purpose of soliciting additional proxies for the Chateau-ROC Proposals in the event that there are insufficient votes to approve either such Proposal at the Chateau Special Meeting. Chateau's Board of Directors retains full authority to postpone the Chateau Special Meeting prior to its being convened without the consent of any stockholder.

         Although the Chateau-ROC Proposals are being voted on as separate Proposals, neither will become effective unless both Proposals are approved by Chateau's Stockholders.

         THE ACCOMPANYING NOTICE OF SPECIAL MEETING OF STOCKHOLDERS AND JOINT PROXY STATEMENT/PROSPECTUS AND SUPPLEMENT THERETO PROVIDE DETAILED INFORMATION CONCERNING MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING, THE REASONS FOR YOUR BOARD OF DIRECTORS' RECOMMENDATION OF THE APPROVAL OF THE ISSUANCE OF THE MERGER CONSIDERATION AND THE CHATEAU SHARE ISSUANCE PROPOSAL AND CERTAIN ADDITIONAL INFORMATION, INCLUDING, WITHOUT LIMITATION, INFORMATION ON BOTH CHATEAU AND ROC. YOU ARE URGED TO CAREFULLY CONSIDER ALL OF THE INFORMATION IN THE ACCOMPANYING OR PRECEDING MATERIAL. YOU WILL NOT NEED TO SEND ANY SHARE CERTIFICATES.

         It is important that your shares of Chateau common stock be represented at the Chateau Special Meeting, regardless of the number of shares you hold. Therefore, please sign, date and return your proxy cards as soon as possible, whether or not you plan to attend the Chateau Special Meeting. This will not prevent you from voting your shares in person if you subsequently choose to attend the Chateau Special Meeting.

                                  Very truly yours,


                                  C.G. Kellogg
                                  President and Chief Executive Officer

                           CHATEAU PROPERTIES, INC.
                               19500 Hall Road
                       Clinton Township, Michigan 48038



                  NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                       TO BE HELD ON FEBRUARY 11, 1997



To the Stockholders of Chateau Properties, Inc.:

         PLEASE TAKE NOTICE that a Special Meeting of Stockholders of Chateau Properties, Inc., a Maryland corporation ("Chateau"), will be held at the Crowne Plaza Pontchartrain, Two Washington Boulevard, Detroit, Michigan, on February 11, 1997 at 9:00 a.m., Eastern Standard Time, for the following purposes:

         1. To consider and vote on a proposal (the "Chateau Merger Proposal") to issue 13,109,941 shares of Common Stock of Chateau in connection with an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended by the Amendment thereto dated as of December 20, 1996 (collectively, the "Merger Agreement"), by and among Chateau, ROC Communities, Inc., a Maryland corporation ("ROC"), and R Acquisition Sub, Inc., a direct subsidiary of Chateau ("RSub"), providing for the merger of RSub with ROC, with ROC surviving such merger (the "Merger"). The consummation of the Merger and related transactions will result in, among other things, the exchange of the outstanding common stock, par value $.01 per share, of ROC for common stock, par value $.01 per share, of Chateau, all as more fully described in the accompanying Joint Proxy Statement/Prospectus and Supplement thereto. A copy of the Merger Agreement is attached as Appendix A to the Joint Proxy Statement/Prospectus.

         2. To consider and vote on a proposal (the "Chateau Share Issuance Proposal" and, together with the Chateau Merger Proposal, the "Chateau-ROC Proposals") to issue and sell an aggregate of 978,073 shares of Common Stock of Chateau to holders of limited partnership units ("OP Units") in CP Limited Partnership, a Maryland limited partnership of which Chateau is the general partner, who have agreed to exchange their OP Units for shares of Common Stock of Chateau, which issuance and sale shall be at an average price per share, payable in cash, of not less than the greater of the average price paid by Chateau in connection with the Chateau Share Repurchase Program (as defined in the Joint Proxy Statement/Prospectus and Supplement) or the average of the closing price on the New York Stock Exchange of the shares of Common Stock of Chateau on the two trading days immediately preceding the date of issuance as determined in good faith by the Chateau Board.

         3. In the event there are not sufficient votes to approve the Chateau-ROC Proposals at the Chateau Special Meeting, and the Chateau Special Meeting is not adjourned in order to permit further solicitation of proxies, the Chateau-ROC Proposals cannot be approved at the Chateau Special Meeting. In order to allow proxies that have been received by Chateau at the time of the Chateau Special Meeting to be voted for such adjournment, if necessary, Chateau has submitted the question of adjournment (the "Adjournment Proposal") under such circumstances, and only under such circumstances, to its stockholders as a separate matter for their consideration.

         4. To transact such other business as may properly come before the meeting, or any adjournment or postponement thereof.

         The Board of Directors of Chateau has fixed the close of business on January 30, 1997 as the record date for the determination of the holders of Common Stock entitled to notice of, and to vote at, the Chateau Special Meeting and adjournments or postponements thereof. Each of the Chateau-ROC Proposals and the Adjournment Proposal requires the affirmative vote of the holders of at least a majority of the shares of Chateau Common Stock voted at the Chateau Special Meeting assuming a quorum is present at the meeting. Chateau stockholders will not be entitled to dissenters' appraisal rights under Maryland law in connection with the Merger.

         Information regarding the proposed Merger, the Merger Agreement and related matters is contained in the Joint Proxy Statement/Prospectus and the annexes and Supplement thereto, which are incorporated by reference herein and form a part of this Notice.

         We cordially invite you to attend the Chateau Special Meeting, but whether or not you plan to be present, please promptly date, mark, sign and mail the enclosed proxy in the envelope provided, which requires no additional postage if mailed in the United States. Any stockholder who executes and delivers the proxy may revoke the authority granted thereunder at any time prior to its use by giving written notice of such revocation to the undersigned at 19500 Hall Road, Clinton Township, Michigan 48038, by executing and delivering a proxy bearing a later date or by attending and voting at the Chateau Special Meeting. Your vote is important, regardless of the number of shares you own.

                      By Order of the Board of Directors
                      of Chateau Properties, Inc.


                      Pamela R. Davis
                      Secretary


Clinton Township, Michigan
January 31, 1997




                     YOU WILL NOT NEED TO SEND IN YOUR SHARE CERTIFICATES
                                  IF THE MERGER IS APPROVED.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

                       CHATEAU PROPERTIES, INC.
                   SUPPLEMENT DATED JANUARY 31, 1997
                                  to

                       JOINT PROXY STATEMENT OF
    CHATEAU PROPERTIES, INC.      and       ROC COMMUNITIES, INC.
    [LOGO]                                                     [LOGO]
                        dated December 24, 1996

               THE JOINT PROXY STATEMENT ALSO SERVES AS
              THE PROSPECTUS OF CHATEAU PROPERTIES, INC.

                          --------------------------
         This Supplement (the "Supplement") supplements the Joint Proxy Statement/Prospectus, dated December 24, 1996 (the "Joint Proxy Statement/Prospectus"), of ROC Communities, Inc., a Maryland corporation ("ROC"), and Chateau Properties, Inc., a Maryland corporation ("Chateau"). This Supplement is being furnished together with the Joint Proxy Statement/Prospectus to the holders of Chateau Common Stock in connection with the solicitation of proxies by the Board of Directors of Chateau (the "Chateau Board") from holders of outstanding shares of Chateau Common Stock for use at the special meeting of stockholders of Chateau scheduled to be held at the Crowne Plaza Pontchartrain, Two Washington Boulevard, Detroit, Michigan, on February 11, 1997 at 9:00 a.m., Eastern Standard Time, and at any adjournment or postponement thereof. January 30, 1997 has been established as the record date for voting at the special meeting of stockholders of Chateau.
         Unless otherwise defined herein, capitalized terms used in this Supplement have the meanings ascribed to them in the Joint Proxy Statement/Prospectus. This Supplement contains additional information related to the Merger and should be read in conjunction with the Joint Proxy Statement/Prospectus. At a special meeting held on January 28, 1997, ROC stockholders approved the Merger.
         Chateau has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering up to 13,109,941 shares of Chateau Common Stock to be issued in connection with the Merger. The Joint Proxy Statement/Prospectus, together with this Supplement, also constitutes the Prospectus of Chateau filed as part of the Registration Statement with respect to the shares of Chateau Common Stock to be issued in connection with the Merger.
         This Supplement is first being mailed to stockholders of Chateau on or about January 31, 1997. The Joint Proxy Statement/Prospectus was first mailed on or about December 30, 1996 to stockholders of record of Chateau on December 23, 1996.


                  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
                     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                       SECURITIES COMMISSION NOR HAS THE COMMISSION OR
                         ANY STATE SECURITIES COMMISSION PASSED UPON
                         THE ACCURACY OR ADEQUACY OF THIS SUPPLEMENT.
                              ANY REPRESENTATION TO THE CONTRARY
                                    IS A CRIMINAL OFFENSE.

         No person is authorized to give any information or to make any representations other than those contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized. This document does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                          --------------------------

               The date of this Supplement is January 31, 1997.

Introduction

         This Supplement (the "Supplement") supplements the Joint Proxy Statement/Prospectus, dated December 24, 1996 (the "Joint Proxy Statement/Prospectus"), of ROC Communities, Inc., a Maryland corporation ("ROC"), and Chateau Properties, Inc., a Maryland corporation ("Chateau"). The Joint Proxy Statement/Prospectus, which also constitutes a prospectus of Chateau, relates to the special meeting of stockholders of ROC and the special meeting of stockholders of Chateau (the "ROC Special Meeting" and the "Chateau Special Meeting", respectively, and, collectively, the "Special Meetings"). This Supplement contains additional information to be considered by stockholders of Chateau and should be read in conjunction with the Joint Proxy Statement/Prospectus. Capitalized terms used herein and not defined have the meanings ascribed to them in the Joint Proxy Statement/Prospectus.

Matters to be Considered at the Chateau Special Meeting

         At the Chateau Special Meeting, the Chateau stockholders will consider a proposal (the "Chateau Merger Proposal") involving the strategic business combination of Chateau and ROC (following such combination, the "Combined Company"). The combination of the two companies will be accomplished through the proposed merger of R Acquisition Sub, Inc., a Maryland corporation and a directly-owned subsidiary of Chateau ("RSub"), with ROC (the "Merger"). The Chateau Merger Proposal asks Chateau stockholders to approve the issuance of the Merger Consideration to the ROC stockholders in connection with the Merger. The Merger and the series of transactions related thereto will be effected pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended by the Amendment thereto dated as of December 20, 1996 (collectively, the "Merger Agreement"), among ROC, Chateau and RSub, a copy of which is attached to the Joint Proxy Statement/Prospectus as Appendix A. See "THE MERGER--Terms of the Merger" in the Joint Proxy Statement/Prospectus. The Merger Agreement amends and restates an earlier agreement entered into by the parties dated as of July 17, 1996 (the "Original Merger Agreement"). At the Chateau Special Meeting, the Chateau stockholders will also consider a proposal (the "Chateau Share Issuance Proposal" and, together with the Chateau Merger Proposal, the "Chateau-ROC Proposals") to issue and sell up to an aggregate of 978,073 shares of Common Stock of Chateau to holders of limited partnership units ("OP Units") in CP Limited Partnership, a Maryland limited partnership of which Chateau is the general partner, who have agreed to exchange their OP Units for shares of Common Stock of Chateau, which issuance and sale will be at an average price per share, payable in cash, of not less than the greater of the average price paid by Chateau in connection with the Chateau Share Repurchase Program or the average of the closing prices on the New York Stock Exchange of the shares of Common Stock of Chateau on the two trading days immediately preceding the date of issuance as determined in good faith by the Chateau Board of Directors.

         In the event there are not sufficient votes to approve the Chateau-ROC Proposals at the Chateau Special Meeting, and the Chateau Special Meeting is not adjourned in order to permit further solicitation of proxies, the Chateau Proposals cannot be approved at the Chateau Special Meeting. In order to allow proxies that have been received by Chateau at the time of the Chateau Special Meeting to be voted for such adjournment, if necessary, Chateau has submitted the question of adjournment (the "Adjournment Proposal") under such circumstances, and only under such circumstances, to its stockholders as a separate matter for their consideration.

         Although the Chateau-ROC Proposals are being voted on as separate Proposals, neither will become effective unless both Proposals are approved by Chateau's stockholders.

         The holders of Chateau Common Stock will also be asked to consider and vote upon any such other matters as may properly come before the Chateau Special Meeting.

Recent Developments

ROC Special Meeting; ROC Stockholder Approval

         The Joint Proxy Statement/Prospectus was first mailed to holders of ROC Common Stock on or about December 24, 1996. On January 28, 1997, the ROC Special Meeting was held. Stockholders constituting a quorum for the purpose of the ROC Special Meeting were present or represented by proxy at such meeting.

         At the ROC Special Meeting, (i) the holders of ___________ shares of ROC Common Stock, representing __% of the outstanding shares of ROC Common Stock, voted in favor of the ROC Proposal, (ii) the holders of ___________ shares of ROC Common Stock, representing __% of the outstanding shares of ROC Common Stock, voted against the ROC Proposal, and (iii) the holders of ___________ shares of ROC Common Stock, representing __% of the outstanding shares of ROC Common Stock, abstained from voting on the ROC Proposal. To achieve the ROC Stockholder Approval, an aggregate of at least _________ shares of ROC Common Stock, representing at least two-thirds of the outstanding shares of ROC Common Stock, needed to be voted in favor of the ROC Proposal. The ROC Stockholder Approval was therefore achieved, and ROC stockholders have approved the authorization of the Merger and the adoption of the Merger Agreement. No other matters were voted upon by ROC stockholders at the ROC Special Meeting.

Chateau Share Repurchase Program

         Pursuant to the Chateau Share Repurchase Program, since the mailing of the Joint Proxy Statement/Prospectus to ROC stockholders (and after the date of the ROC Special Meeting), Chateau has repurchased an additional ___________ shares of Chateau Common Stock which, when added to the 450,000 shares previously purchased, represents _______ shares of the total of 1,200,000 shares of Chateau Common Stock to be repurchased under the Chateau Share Repurchase Program. Chateau no longer intends to repurchase up to an aggregate of 1,450,000 shares of Chateau Common Stock because the Merger and the OP Unit Exchange are expected to qualify as transfers of property under
Section 351 of the Code after giving effect to, among other things, an aggregate repurchase by Chateau of 1,200,000 such shares. See "THE MERGER--Certain Transactions and Agreements Relating to the Merger--Chateau Share Repurchase Program" in the Joint Proxy Statement/Prospectus.

Chateau Stock Dividend

         Each share of Chateau Common Stock outstanding as of the close of business on January 30, 1997 will receive promptly after the Merger a distribution of .068 shares of Chateau Common Stock, contingent upon effectiveness of the Merger. This distribution reflects the Chateau Board's declaration of a stock dividend equal to .0316 shares of Chateau Common Stock (increased to reflect the repurchase of shares prior to the date of the Joint Proxy Statement/Prospectus in the Chateau Share Repurchase Program) for each share of Common Stock outstanding, payable to stockholders of record on January 30, 1997 (other than to exchanging OP Unitholders, with respect to the shares acquired pursuant to the OP Unit Exchange) contingent on the effectiveness of the Merger, and the reallocation to holders of shares of Chateau Common Stock of shares of Common Stock which would have been distributed to Exchanging OP Unitholders had they not waived the right to receive the Chateau Stock Dividend.

Exchange of OP Units Pursuant to the Chateau Securityholder Agreements and Waiver of the Chateau Stock Dividend

         On or before the Chateau Record Date, pursuant to the separate Chateau Securityholder Agreements with ROC, Chateau and the Operating Partnership, Exchanging OP Unitholders have exchanged an aggregate of 3,768,391 OP Units in the Operating Partnership for an equal number of shares of Chateau Common Stock. Certain of the Exchanging OP Unitholders have also agreed, pursuant to the Chateau Securityholder Agreements and subject to the satisfaction of certain conditions, to exercise rights they currently hold to exchange an aggregate of an additional 2,359,184 OP Units for an equal number of shares of Chateau Common Stock contemporaneously with the closing of the Merger. See "THE MERGER--Certain Transactions and Agreements Relating to the Merger--Chateau Securityholder Agreement" in the Joint Proxy Statement/Prospectus for a detailed discussion of the Chateau Securityholder Agreement.

         The Exchanging OP Unitholders also agreed, pursuant to the Chateau Securityholder Agreement, to waive the shares of Chateau Common Stock that they would otherwise receive from Chateau as a result of the Chateau Stock Dividend for reallocation to the other Chateau stockholders. The waiver of the Chateau Stock Dividend with respect to an aggregate of 6,127,575 OP Units by the Exchanging OP Unitholders increases the amount of the distribution to other Chateau stockholders to .068 shares of Chateau Common Stock for each share outstanding and improves the effective Exchange Ratio from 1.01 to one to 0.98 to one.

Market Data

         During the period from December 24, 1996 to January 24, 1997, the high and low closing prices per share on the NYSE for Chateau Common Stock were $____ and $____, respectively, and the distribution declared per share with respect to the fourth quarter of 1996 was $.405 per share. At the Chateau Record Date, there were approximately ______________ holders of record of Chateau Common Stock.

Litigation

[Information supplementing the Proxy Statement to be included.]

Recommendations of the Chateau Board

         For the reasons indicated in the Joint Proxy Statement/Prospectus under "THE PROPOSED MERGER AND RELATED MATTERS--Recommendation of the Chateau Board; Reasons for the Merger," the Chateau Board has determined that the Merger is advisable, fair to and in the best interests of the stockholders of Chateau. Accordingly, the Chateau Board has unanimously approved the Merger, the Merger Agreement, the Other Transactions and issuance of the Merger Consideration to the ROC stockholders and recommends that the stockholders of Chateau vote FOR the issuance of the Merger Consideration to the ROC stockholders.

         As a part of the Merger, the Chateau Board has carefully considered the terms and conditions of the proposed Share Issuance Proposal and has concluded that the Chateau Share Issuance Proposal is advisable, fair to, and in the best interests of Chateau and its stockholders, since it will facilitate the Merger and Other Transactions qualifying for treatment under
Section 351 of the Code and provide additional capital to Chateau to partially replace capital used in the Chateau Share Repurchase Program. Accordingly, the Chateau Board of Directors unanimously recommends that you vote FOR the Chateau Share Issuance Proposal.

         In the event there are not sufficient votes to approve the Chateau-ROC Proposals at the Chateau Special Meeting, and the Chateau Special Meeting is not adjourned in order to permit further solicitation of proxies, the Chateau Proposals cannot be approved at the Chateau Special Meeting. In order to allow proxies that have been received by Chateau at the time of the Special Meeting to be voted for such adjournment, if necessary, Chateau has submitted the question of adjournment (the "Adjournment Proposal") under such circumstances, and only under such circumstances, to its stockholders as a separate matter for their consideration. A majority of the shares represented and voting at the Chateau Special Meeting is required in order to approve the Adjournment Proposal. Chateau's Board of Directors recommends that stockholders vote their proxies FOR the Adjournment Proposal so that their proxies may be used for such purpose in the event it should become necessary.

Opinions of Financial Advisors to Chateau

         On September 17, 1996, Goldman Sachs delivered its written opinion to the Chateau Board to the effect that, as of the date of such opinion, the Exchange Ratio pursuant to the Merger Agreement is fair to Chateau. Also on September 17, 1996, Merrill Lynch delivered its written opinion to the Chateau Board to the effect that, as of such date, the proposed consideration to be paid by Chateau in the Merger is fair to Chateau and its stockholders (other than ROC and its affiliates) from a financial point of view. Each of Goldman Sachs and Merrill Lynch has confirmed its opinion as of the date of this Supplement. See "THE PROPOSED MERGER AND RELATED MATTERS--Opinions of Financial Advisors to Chateau" in the Joint Proxy Statement/Prospectus.

The Chateau Special Meeting

Date, Time and Place of Meeting

         The Chateau Special Meeting will be held at the Crowne Plaza Pontchartrain, Two Washington Boulevard, Detroit, Michigan, on February 11, 1997 at 9:00 a.m., Eastern Standard Time.

Record Date and Vote Required

         The Chateau Board has fixed the close of business on January 30, 1997 as the record date (the "Chateau Record Date") for the Chateau Special Meeting and for the Chateau Stock Dividend. As of such date, there were _______ shares of Chateau Common Stock outstanding and entitled to vote at the Chateau Special Meeting.

         The presence in person or by proxy of stockholders owning shares of Chateau Common Stock representing a majority of the outstanding shares of Chateau Common Stock is necessary to constitute a quorum at the Chateau Special Meeting. To achieve the Chateau Stockholder Approval, at least a majority of the shares of Chateau Common Stock present at the Chateau Special Meeting will need to be voted in favor of each of the Chateau-ROC Proposals, assuming a quorum is present.

         John A. Boll, Chairman of the Chateau Board, C.G. ("Jeff") Kellogg, Chateau's President and Chief Executive Officer and a Chateau director, and Tamara D. Fischer, Chateau's Chief Financial Officer (the "Chateau Principals"), who together hold an aggregate of 26,973 shares of Chateau Common Stock (excluding shares they have acquired in the OP Unit Exchange), have executed proxies (as amended, the "Chateau Principal Proxies") granting to ROC the full power to vote all shares of Chateau Common Stock held by them in favor of the Chateau-ROC Proposals and against any proposal made in opposition to or in competition with the Chateau-ROC Proposals. In addition, certain other officers and directors of Chateau, who together hold an aggregate of 89,328 shares of Chateau Common Stock, have expressed to ROC an intention to vote all shares of Chateau Common Stock held by them as of the Chateau Record Date in favor of the Chateau-ROC Proposals. Since the date of the Joint Proxy Statement/Prospectus, an officer of Chateau holding 43,333 OP Units has indicated an intention to exchange these OP Units for an equal number of shares of Chateau Common Stock prior to the Chateau Record Date and vote these shares in favor of the Chateau-ROC Proposals. Further, the Exchanging OP Unitholders, who include Messrs. Boll and Kellogg, acquired 3,768,391 shares of Chateau Common Stock in the OP Unit Exchange prior to the Chateau Record Date. With regard to these shares, the Exchanging OP Unitholders will be entitled to vote at the Chateau Special Meeting and they are expected to vote in favor of the Chateau-ROC Proposals because they would be subject to a significant tax liability as a result of the exchange of their OP Units if the Merger does not occur. Further, ROC has agreed with Chateau to vote the 350,000 shares of Chateau Common Stock it holds in favor of the Chateau-ROC Proposals and against any proposal made in opposition to or in competition with the Chateau-ROC Proposals. After giving effect to the OP Unit Exchange and the 450,000 shares purchased prior to the Chateau Record Date by Chateau in the Chateau Share Repurchase Program, it is anticipated that, as of the Chateau Record Date, (i) there will be 9,461,434 shares of Chateau Common Stock outstanding and (ii) the individuals that have executed the Chateau Principal Proxies and the other Exchanging OP Unitholders, combined with the shares of Chateau Common Stock held by ROC, represent in the aggregate 4,237,416 shares of Chateau Common Stock, whereas 4,730,717 shares are required to approve the Chateau-ROC Proposals, assuming all shares of Chateau Common Stock outstanding on the Chateau Record Date are voted at the Chateau Special Meeting. These Chateau stockholders will therefore hold approximately 45% of the outstanding shares of Chateau Common Stock, which is nearly sufficient voting power to approve the Chateau-ROC Proposals. See "THE STOCKHOLDERS MEETINGS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

         For the Chateau-ROC Proposals, broker non-votes and abstentions will be considered as not present and entitled to vote at the Special Meetings. Because neither of the Chateau-ROC Proposals requires the affirmative vote of a specified number of shares of Chateau Common Stock (but instead the approval of a majority of votes cast on the Chateau-ROC Proposals at the Chateau Special Meeting), broker non-votes and abstentions will not affect the determination of the Chateau-ROC Proposals if a quorum is present at the Chateau Special Meeting. The Chateau Board does not know of any other matter that will be presented for action at the Chateau Special Meeting. If, however, any other matter properly comes before the Chateau Special Meeting, the persons named in the proxy or their substitutes will vote thereon in accordance with their best discretion.

Proxies

         Proxy cards for use at the Chateau Special Meeting have been mailed with copies of this Supplement and the Joint Proxy Statement/Prospectus to Chateau stockholders. A stockholder may use the proxy card if he or she is unable to attend the meeting in person or wishes to have his or her shares voted by proxy even if he or she does attend the meeting. A proxy may be revoked by the person giving it at any time before it is exercised, by providing written notice of such revocation to the Secretary of Chateau, by submitting a proxy having a later date or by appearing at the meeting and electing to vote in person. Any proxy validly submitted and not revoked will be voted in the manner specified therein by the stockholder. If a stockholder executes a proxy with no instructions indicated thereon, shares represented by such proxy will be voted in favor of each of the Chateau-ROC Proposals and the Adjournment Proposal.

Solicitation of Proxies

         Chateau will bear the expenses of its proxy solicitation. Such solicitation will be by mail but also may be by telephone or in person by the directors, officers or employees of Chateau who will not receive any additional compensation therefor. In addition, Chateau has retained D.F. King & Co., Inc., a proxy soliciting firm, to assist in the solicitation of proxies. Chateau anticipates that the cost of such proxy soliciting firm to Chateau, in aggregate, will not exceed $15,000, plus expenses. The telephone number of D.F. King & Co., Inc. is (212) 269- 5550.

No Dissenters' Rights

         Under the MGCL, stockholders of Chateau who do not vote in favor of the Chateau-ROC Proposals will have no appraisal rights in connection with the Merger if it is approved by Chateau stockholders, i.e., they may not demand the fair value of their stock and are bound by the terms of the Merger.


                               STOCKHOLDERS SHOULD NOT SEND ANY
                          SHARE CERTIFICATES WITH THEIR PROXY CARDS.

Information Regarding Chateau Properties, Inc.

Properties

The Properties consist of 44 manufactured home communities containing 19,594 sites with amenities designed for either retirement or family living of which 24 are located in Michigan, 13 in Florida, 4 in Minnesota and 3 in North Dakota. The Company also owns land adjacent to certain existing communities containing an additional 1,466 expansion sites which, although not yet developed, are zoned for manufactured housing. Of the 44 Properties, 37 have 200 or more sites, with the largest having 1,423 sites.

At December 31, 1995, the Properties had an average occupancy rate of approximately 94 percent with weighted average rent for the year ended December 31, 1995 of $277 per month. Weighted average rent is calculated as net rental income for the period, on a monthly basis, divided by the weighted average occupied sites. Weighted average occupancy is computed by averaging the occupied sites at the end of each month in the period.

The Company believes that the Properties provide amenities and common facilities that create a safe and attractive community for the residents. All of the Properties provide residents with attractive amenities with most offering a clubhouse, a swimming pool and a library. Many Properties offer additional amenities such as sauna/whirlpool spas, indoor pools, tennis courts, shuffleboard courts, basketball courts, golf courses, day care facilities, exercise rooms and a marina.

Since residents own their homes, it is their responsibility to maintain their homes and the surrounding area. It is management's role to insure that residents comply with community policies and to provide maintenance of the common areas, facilities and amenities. The Company continually monitors compliance by residents with its residents' regulations to assure that the communities are maintained at the highest standards. The Company holds periodic meetings of its property management personnel for training and implementation of the Company's strategies, and property administrators make a daily inspection of the Properties. The Company believes that, due in part to this strategy, the Properties historically have had and will continue to have low turnover and high occupancy rates. Since 1989, the Properties have averaged an annual turnover of homes (where the home is moved out of the community) of less than 3 percent. During this period, the average annual turnover of residents in the Properties (where the home is sold and remains within the community, typically without interruption of rental income) has been approximately 10 percent or less.

The Operating Partnership owns a 100 percent beneficial interest in all of the Properties, except for Emerald Lake, Fairways, Lakeland Junction, Lakes at Leesburg, Palm Beach Colony, Winter Haven Oaks and Del Tura in which it owns a 99 percent beneficial interest and in which the Company owns the remaining 1 percent beneficial interest.

Indebtedness

At December 31, 1995, the aggregate amount of indebtedness encumbering the Properties was approximately $55.4 million. In March 1995, the Operating Partnership used the proceeds from the issuance of the Notes to repay the $30 million borrowing under the Company's line of credit and approximately $44 million of indebtedness. The amounts outstanding as of December 31, 1995 for the indebtedness encumbering each of these Properties is set forth (in thousands) in the following table. Prepayment of these debt obligations may result in significant prepayment penalties.

                                                                                Amount of
                                        Amount of     Interest                 Indebtedness
Property Pledged as Collateral         Indebtedness     Rate     Maturity    due at Maturity
------------------------------         ------------   --------   --------    ---------------
Del Tura                                  $33,854      8.40%       2000           $31,138
Macomb                                     16,654      9.82%       1999            15,574
Norton Shores/Ferrand Estates               3,626      8.00%       1999             3,327
Oak Hill                                    1,291      8.00%       1998             1,219
                                          -------                                 -------
Total                                     $55,425                                 $51,258
                                          =======                                 =======

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Financial Condition, and Results of Operations

The following discussion and analysis of results of operations and financial condition covers the years ended December 31, 1995, 1994 and 1993 and should be read in conjunction with the financial statements of the Company included elsewhere herein.

Results of Operations

Comparison of year ended December 31, 1995 to year ended December 31, 1994

For the year ended December 31, 1995, income before majority interest and extraordinary item was $13,979,000, a decrease of $918,000 from the year ended December 31, 1994. The decrease was due to an increase in depreciation of $3,784,000 and increased interest costs of $6,456,000, which were offset by increased net operating income of $9,322,000. These increases were primarily due to the acquisitions of one community in 1995 and 10 communities in 1994, as well as an increase in net rental revenue from the communities owned by the Company on January 1, 1994 (the "Core Portfolio"). The increase in net operating income from the Company's Core Portfolio was due to increased occupancy and rental increases offset by general operating expense increases. In the first quarter 1995, the Company recognized an extraordinary charge of $829,000 related to the early extinguishment of debt.

Rental revenue in 1995 was $59,912,000, an increase of $12,594,000 or 26.6 percent from 1994. Approximately 84.8 percent of the increase was due to the acquisition of one community in September 1995 and 10 communities in 1994, eight of which were acquired in the fourth quarter, 9.2 percent represents the effect of annual rent increases in the Core Portfolio and 6.0 percent was due to increased occupancy in the Core Portfolio.

Weighted average occupancy for the year ended December 31, 1995, was 18,051 sites, or 21 percent higher than weighted average occupancy for the year ended December 31, 1994. Weighted average occupancy increased in 1995 due to the 1995 and 1994 acquisitions and the filling of 381 additional sites that were either vacant at January 1, 1995, or developed in 1995. The occupancy rate was 94.3 percent on 19,594 sites as of December 31, 1995, as compared with 92.7 percent on 19,185 sites as of December 31, 1994.

On a per site basis, weighted average monthly rental revenue for the year ended December 31, 1995 increased to $277 from $264 in 1994 or 4.6 percent. This increase was due to acquisitions made in 1995 and 1994 and rental increases in the Core Portfolio in 1995, partially offset by a weighted average $2 per month per site rebate that the Company passed through to its Michigan residents. The rebate represented the net savings realized by the Company from a change in real estate taxation in Michigan.

Interest and other income increased approximately $1,194,000, or 159 percent, in 1995 from 1994 primarily due to other operating revenues generated by the communities acquired by the Company in November 1994. On a per site basis, weighted average monthly rental revenue and other operating revenues increased to $284 for the year ended December 31, 1995 from $266 for the year ended December 31, 1994, or 6.8 percent.

Property operating and maintenance expense for the year ended December 31, 1995, increased by $3,524,000 or 28.2 percent from the same period a year ago. The increase is due primarily to the 1995 and 1994 acquisitions. On a per site basis, monthly weighted average property operating and maintenance expense increased from $70 in 1994 to $74 in 1995, or 5.9 percent. The increase on a per site basis is due principally to certain of the communities acquired in 1994 having a higher per site operating cost, an increase in advertising and other costs incurred to fill sites and utility rate increases. The higher per site operating cost in certain of the acquired communities is due, in part, to the costs associated with the other operating revenues generated by these communities. The increase in advertising spending resulted in the net filling of 381 sites for 1995, while only 170 sites were filled for the year ended December 31, 1994.

Real estate taxes for the year ended December 31, 1995, increased by $688,000, or 17.9 percent, from the year ended December 31, 1994. The increase is due primarily to acquisitions and expansions of communities. On a per site basis, monthly weighted average real estate taxes were $20.90 in 1995 compared to $21.40 in 1994, a decrease of 2.6 percent. The decrease was due primarily to a change in real estate taxation in Michigan and acquisitions which had a lower per site real estate tax cost, offset by general tax increases. The change in real estate taxation decreased real estate taxes beginning in the third and fourth quarter of 1994, and first and second quarter of 1995. Real estate taxes may increase or decrease due to inflation, expansions and improvements of communities, as well as changes in taxation in the tax jurisdictions in which the Company operates.

Administrative expense for the year ended December 31, 1995, increased $254,000, or 7.0 percent, from the year ended December 31, 1994.
Administrative expense in 1995 was 6.3 percent of revenues as compared to 7.5 percent in 1994.

Interest and related amortization costs increased for the year ended December 31, 1995, by $6,456,000, as compared with the year ended December 31, 1994. The increase is attributable to the indebtedness incurred to finance the 1995 and 1994 acquisitions of 10 communities. Interest expense as a percentage of average debt outstanding decreased to approximately 8.9 percent in 1995 from approximately 9.4 percent in 1994 due to debt refinancing that occurred in the first quarter of 1995.

Depreciation expense for the year ended December 31, 1995, increased $3,784,000 from the same period a year ago. The increase is due to the 1995 and 1994 acquisitions of 10 communities for a combined purchase price of approximately $117 million. Depreciation expense as a percentage of average depreciable rental property in 1995 remained relatively unchanged from 1994.

Comparison of year ended December 31, 1994 to year ended December 31, 1993

For the year ended December 31, 1994, income before majority interest was $14,897,000, an increase of $13,704,000 from the year ended December 31, 1993. The increase in income before majority interest in 1994 as compared with 1993 was attributable to increased revenues of $4,454,000, decreased real estate taxes of $406,000, decreased interest and related amortization of $6,681,000, one-time reorganization costs of $1,699,000 and an extraordinary charge of $2,738,000 in 1993, partially offset by increased operating and administrative expenses of $1,574,000 and depreciation of $700,000.

Rental revenue in 1994 was $47,318,000, an increase of $4,449,000, or 10.5 percent, from 1993. This increase is due to an increase in occupied sites, including the acquisition of 10 communities in 1994, as well as annual rent increases. Weighted average occupancy for the year ended December 31, 1994 was 14,913, or 6.3 percent higher than weighted average occupancy in 1993. During 1994 the Company acquired 10 communities comprised of 3,826 sites, of which 3,459 were acquired in the fourth quarter. As of December 31, 1994, the 10 communities have an occupancy rate, exclusive of 1994 expansions, of approximately 91.5 percent and monthly weighted average rent of $278 per site. On a per site basis, rental revenue increased to $3,173 in 1994 (or $264 per month) from $3,053 in 1993 (or $254 per month), or an increase of
3.9 percent. The increase, on a per site basis, is due to annual rent increases and the effect of the acquisitions, which had an average rent higher than the average rent of the Core Portfolio.

Property operating and maintenance expense for the year ended December 31, 1994 increased by $1,082,000, or 9.5 percent, from the year ended December 31, 1993. The increase is due primarily to the increased number of sites. On a per site basis, property operating and maintenance expense increased from $814 in 1993 to $838 in 1994, or 2.9 percent. The increase in per site operating costs is due to general cost increases and higher per site operating costs at certain communities acquired in 1994.

Real estate taxes for the year ended December 31, 1994, decreased by $406,000, or 9.6 percent from the year ended December 31, 1993. On a per site basis, real estate taxes were $257 as compared with $302, a decreased of 14.9 percent. The decrease was due primarily to a change in real estate taxation in Michigan, offset by increases due to acquisitions and expansions of communities. The Company is passing through to its Michigan residents the net savings realized by the Company through reduced rental rates beginning in the fourth quarter of 1994 and continuing into the first quarter of 1995.

Administrative expense for the year ended December 31, 1994, increased $492,000, or 15.8 percent, from the year ended December 31, 1993. The increase was due primarily to the incremental costs incurred by the Company as a public entity. Administrative expense in 1994 was 7.5 percent of revenues as compared to 7.2 percent in 1993. As these costs are higher in a company's first year as a public company, the Company expects this percentage to decrease in 1995.

Interest and related amortization costs decreased for the year ended December 31, 1994 by $6,681,000 as compared to the year ended December 31, 1993. This was due primarily to repayment of $93.4 million (including related prepayment penalties) of indebtedness with the proceeds of the Offering in November 1993, offset by the increase in interest expense in the fourth quarter 1994 due to indebtedness of approximately $86 million incurred to finance the acquisition of eight communities in November 1994.

Liquidity and Capital Resources

Net cash provided by operating activities was $28,097,000 for the year ended December 31, 1995, compared to $22,584,000 for the year ended December 31, 1994. The increase in cash provided by operating activities was due primarily to the increase in net operating income.

Net cash used in financing activities for the year ended December 31, 1995, was $24,365,000. Use of cash included the repayment of $24,384,000 of fixed rate mortgage debt; $49,468,000 of variable rate debt incurred in November 1994 to finance the acquisitions of eight communities, including a $30,000,000 borrowing under the Company's line of credit; $667,000 in prepayment penalties incurred in connection with the early extinguishment of the fixed rate mortgage debt; dividends/distributions made to shareholders/OP unit holders of $21,982,000; payment of debt issuance costs of $954,000 and the payment of $882,000 to reacquire 44,085 OP units. This use of cash was offset partially by the proceeds received from the issuance of $75,000,000 of 8 3/4 percent Senior Unsecured Notes (the "Notes"). The Notes, issued by the Operating Partnership, have semi-annual interest payments, an effective fixed interest rate of 8.79 percent per annum and mature on March 2, 2000. The OP units were reacquired at approximately $20 per OP unit.

Net cash used in investing activities for the year ended December 31, 1995 was $6,158,000. This amount represented the acquisition of a 303-site community on September 15, 1995, capital expenditures and construction and development costs. The acquisition was financed by $2,766,000 in cash, of which $2,600,000 was borrowed on the Company's line of credit, which was repaid in December, and $3,434,000 through the issuance of 161,614 OP units. For the year ended December 31, 1995, construction and development costs approximated $2,095,000, while recurring property capital expenditures, other than construction and development costs, were approximately $541,000. Recurring property capital expenditures in 1995 increased $160,000, or 42 percent, over the same period in 1994, due to the increased number of communities in the Company's portfolio. Aggregate recurring property capital expenditures for 1996 for existing communities are anticipated to be approximately $600,000. Capital expenditures have historically been financed with funds from operations and it is the Company's intention that such future expenditures will be financed with funds from operations.

Future acquisitions of communities and land for development of sites will be financed through borrowings on the line of credit, the issuance of additional equity or debt securities, assumption of existing secured or unsecured indebtedness or the issuance of OP units. The development of expansion sites will be financed primarily by cash flow from operations and borrowings on the line of credit. Huntington National Bank, as lead agent, along with Bank of America and NBD Bank, have agreed, until January, 1999, to lend the Company up to $50 million which, subject to customary conditions, is available to finance the development of expansion sites, the acquisition of additional properties and general business obligations. This line of credit is unsecured and currently bears interest at 150 basis points over LIBOR. At December 31, 1995, there were no line of credit borrowings.

The Company expects to meet its short-term liquidity requirements through cash flow from operations and, if necessary, borrowings under its line of credit.

The Company anticipates meeting its long-term liquidity requirements from borrowings under its line of credit, from the issuance of additional debt or equity securities and cash flows from operations.

The Company, as an owner of real estate, is subject to various environmental laws. Compliance by the Company with existing laws has not had a material adverse financial effect on results of operations or financial position during the three year period ended December 31, 1995, nor does management believe it will have a material impact in the future.

Inflation

All of the leases or terms of tenants' occupancies at the communities allow for at least annual rental adjustments. In addition, all leases are short-term (generally one year or less) and enable the Company to seek market rentals upon reletting the sites. Such leases generally minimize the risk to the Company of any adverse effect of inflation.

Other

Management considers Funds from Operations ("FFO") to be a supplemental measure of the Company's operating performance. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income excluding financing costs and gains (or losses) from debt restructuring and sales of property plus depreciation and amortization and other non-cash items. For all periods, depreciation and amortization of deferred financing costs are the only non-cash items. FFO should not be considered as an alternative to net income, as the primary indicator of operating performance, or to cash flows as a measure of liquidity, nor does it indicate that cash flows are sufficient to fund all cash needs.

FFO for the year ended December 31, 1995 was $25,531,000 (including depreciation and amortization of deferred financing costs of $11,552,000) compared with $22,563,000 (including depreciation and amortization of deferred financing costs of $7,666,000) for the same period in 1994, an increase of $2,968,000 or 13.2 percent. The increase in FFO is due to increased revenues of $13,788,000, offset partially by increased operating and administrative expenses of $4,466,000 and increased interest charges of $6,354,000

FFO for the year ended December 31, 1994, increased $11,807,000 or 109.8 percent, from the year ended December 31, 1993. The increased FFO in 1994 was attributable to increased revenues in the amount of $4,454,000, decreased interest expense of $6,821,000, decreased real estate taxes of $407,000 and one-time reorganization costs of $1,699,000 in 1993, offset partially by increased operating and administrative expenses of $1,574,000.

NAREIT has revised the FFO definition to discontinue the add back of amortization of deferred financing costs and depreciation on corporate assets. Assuming the proposed definition had been adopted for all periods, FFO would have been $24,898,000 for 1995 and $22,015,000 for 1994, an increase of $2,883,000 or 13 percent.

Information Regarding ROC Communities, Inc.

Properties

As of December 31, 1995, the Company's properties consist of 66 manufactured home communities in 24 states, aggregating 18,078 residential sites. The communities contain an average of 274 residential sites, with 52 of the 66 Properties containing 150 or more sites. Eleven of the communities have the potential to be expanded (consistent with existing zoning regulations) by an aggregate of approximately 2,000 sites (11% of the current portfolio). During 1995, the Company completed a 28-site expansion at Terrace Heights located in Dubuque, Iowa.

Significant Property

The Company owns one property, Colony Cove, which as of December 31, 1995 represented in excess of 10% of the Company's total assets and 10% of the Company's gross revenues. Colony Cove is located in Ellenton, Florida, which is north of Sarasota, on approximately 495 acres and includes 2,212 home sites, which are leased to individual homeowners on one-year leases. The weighted average monthly rent per site was $242, $229 and $211 for the years ended December 31, 1995, 1994 and 1993, respectively. Among the amenities included at the community are five clubhouses, five swimming pools, laundry facilities, shuffleboard courts, game rooms and RV storage. Approximately 209 acres of the community, covering 1,153 residential sites, are leased by the Company under three separate ground leases with unaffiliated parties. The ground leases extend through May 2022. Total ground rent for 1995 and 1994 was $1,003,000 and $407,000, respectively. Depreciation is taken utilizing a straight line method over 20 years with a tax basis of approximately $32,001,000 and $31,753,000 at December 31, 1995 and 1994, respectively.

The Company purchased Colony Cove on August 2, 1994 for a purchase price of approximately $40,459,000. In further consideration of the purchase price for Colony Cove, the seller has assigned to the Company three mortgage loans, having an aggregate principal balance of $3,892,000 and $3,940,000 as of December 31, 1995 and 1994, respectively. The loans, which are secured by three separate fee interests underlying the three land parcels, bear interest at an annual rate of 9.5%. Payments of principal and interest under the three loans, which are fully amortizing over their terms, aggregate approximately $420,000 per annum. Final principal payments under the loans are due and payable to the Company on May 1, 2017, March 1, 2019 and April 1, 2019. In addition, the Company has been assigned a $1,050,000 fully amortizing blanket mortgage loan secured by the fee interests described above. The loan bears interest at a variable rate equal to the prime rate plus 2%, adjusted quarterly, is due and payable in full on February 28, 2014, and currently provides for annual payments of principal and interest of approximately $115,000.

The Company considers nine other communities located in the vicinity of Colony Cove as competition. Occupancies of those properties averaged approximately 99% and comparative rents ranged from $250 to $335 per month. Real estate taxes for Colony Cove totalled approximately $648,000 and $264,000 in 1995 and 1994, respectively. These are no present plans to improve or further develop the community. The Company believes Colony Cove and its other communities are adequately insured.

PROPERTIES

The following table summarizes certain information regarding the Company's properties which were owned as of December 31, 1995. Occupancy levels are presented for the periods set forth below for each property.

                                            Number
     Location                               of Sites             Occupancy Levels at
                                                        --------------------------------------
(Closest Major City)      Community         12/31/95    12/31/95  12/31/94  12/31/93  12/31/92
--------------------      ---------         --------    --------  --------  --------  --------
Fultondale       AZ   100 Oaks                 241         98%       (1)        (1)      (1)
Yuma             AZ   May Avenue               113         99%       99%       100%      98%
Palm Springs     CA   Bermuda Palms            186         95%       97%        99%      (2)
Palm Springs     CA   The Colony (3)           220        100%      100%       100%      (2)
Palm Springs     CA   La Quinta Ridge          152         82%       85%        88%      (2)
San Francisco    CA   The Orchard              233        100%      100%       100%      (2)
San Jose         CA   Eastridge Estates        187        100%       99%       100%      (2)
Denver           CO   Countryside Village      344         99%       96%        93%      84%
Denver           CO   Friendly Village         226        100%      100%       100%      (2)
Longmont         CO   Countryside Village      310        100%      100%        98%     100%
Clearwater       FL   Pinellas Cascades        238         96%       98%        99%     100%
Clearwater       FL   Whispering Pines         397         99%      100%        99%     100%
Daytona Beach    FL   Eldorado Estates         126         98%       98%        98%      98%
Jacksonville     FL   Countryside Village      643         94%       88%        87%      86%
Melbourne        FL   Mobiland                 214         90%       95%        97%      98%
Naples           FL   Southwind Village        338         92%       93%        92%      93%
Orlando          FL   Starlight Ranch          783         95%       (1)        (1)      (1)
Orlando          FL   Conway Circle            111         98%       99%        99%      97%
Orlando          FL   Foxwood Farms            375         71%       68%        60%      (2)
Orlando          FL   Jade Isle                101        100%      100%       100%      99%
Orlando          FL   Land O'Lakes             177         99%       99%       100%      98%

     Location                               Number
                                          of Sites
Location                                                            Occupancy Levels at
                                                                 --------------------------
(Closest Major City)      Community           12/31/95 12/31/95  12/31/94 12/31/93 12/31/92
--------------------      ---------           -----------------  -------- -------- --------
Orlando      FL       Town & Country            72        94%         94%     94%     97%
Tampa        FL       Goldtree                  295       85%         84%     78%     (4)
Vero Beach   FL       Midway Estates            204       97%         97%     98%     99%
Sarasota     FL       Colony Cove (3)           2,212     100%        100%    100%    (2)
Albany       GA       Oak Grove                 173       100%        100%    95%     94%
Albany       GA       Paradise Village          226       100%        99%     84%     85%
Atlanta      GA       Landmark                  524       93%         95%     86%     (2)
Atlanta      GA       Atlanta Meadows           75        99%         99%     99%     99%
Atlanta      GA       Castlewood Estates        325       80%         (1)     (1)     (1)
Atlanta      GA       Colonial Coach Estates    481       76%         (1)     (1)     (1)
Augusta      GA       Butler Creek              172       97%         100%    98%     100%
Kingsland    GA       Camden Point              269       62%         65%     79%     79%
Boise        ID       Coach Royale              93        100%        100%    100%    (2)
Boise        ID       Shenandoah                147       100%        100%    100%    (2)
Boise        ID       Maple Grove               270       100%        97%     95%     95%
Moline       IL       Mobet                     191       99%         91%     92%     90%
Goshen       IN       Twin Pines                200       99%         98%     97%     98%
Indianapolis IN       Hickory Knoll             325       98%         100%    98%     99%
Indianapolis IN       Mariwood                  296       99%         98%     97%     98%
Indianapolis IN       Pendleton                 102       100%        100%    100%    100%
Indianapolis IN       Skyway                    156       100%        96%     99%     99%
Davenport    IA       Lakewood                  172       100%        97%     95%     97%
Dubuque      IA       Terrace Heights           315       100%        100%    100%    100%
Louisville   KY       Rolling Hills             159       100%        100%    100%    99%
Shreveport   LA       Stonegate                 157       93%         83%     77%     84%
Kalamazoo    MI       Royal Estates             154       99%         97%     93%     90%
Midland      MI       Science City              170       100%        99%     98%     99%
Great Falls  MT       Countryside Village       222       89%         94%     95%     91%
Las Vegas    NV       Casa Linda                107       96%         98%     96%     100%
Ithaca       NY       Meadowbrook               254       89%         93%     92%     98%
Syracuse     NY       Casual Estates            960       95%         96%     98%     99%
Syracuse     NY       Shady Brook               89        95%         96%     98%     96%
Greensboro   NC       Oakwood Forest            477       100%        97%     86%     88%
Grand Forks  ND       President's Park          174       99%         99%     99%     (2)
Cincinnati   OH       Mosby's Point             150       98%         99%     99%     100%
Cleveland    OH       Willo Arms                262       99%         99%     97%     97%
Columbus     OH       Vance                     134       98%         100%    98%     95%
Stillwater   OK       Crestview                 237       89%         84%     72%     64%
Portland     OR       Riverview                 133       100%        100%    100%    100%
Salem        OR       Knoll Terrace             211       100%        100%    100%    100%
Brownsville  TX       Leisure World             179       83%         85%     (2)     (2)
Brownsville  TX       Trails End                290       85%         81%     (2)     (2)


                                      9





Richland     WA       Flamingo Village          201       100%        99%     99%     96%
Seattle      WA       Marysville Meadows        230       98%         97%     98%     99%
Laramie      WY       Breazeale                 118       98%         98%     98%     100%
                                                ------    ---         ---     ---     ----
  Total                                         18,078    94%         95%     95%      94%
                                                ======    ===         ===     ===     ====

(1) Acquired during 1995
(2) Acquired during 1994
(3) Community is subject to ground lease(s)
(4) Acquired December 1993

Item 6 - Management's Discussion and Analysis of Financial Condition and Results of Operations


Overview

The Company owned 66 (18,078 homesites) and 62 (16,220 homesites) communities as of December 31, 1995 and 1994, respectively. In addition, the Company fee managed 41 (9,832 homesites) and 39 (9,534 homesites) communities as of December 31, 1995 and 1994, respectively.

At December 31, 1995, the Company had total assets of $285,202,000, consisting primarily of its manufactured housing communities, and total liabilities of $93,568,000, consisting primarily of mortgage debt of $60,390,000, line of credit borrowings of $24,253,000 and distributions payable of $4,845,000.

The Company derives its revenues principally from the rental of home sites at its manufactured home communities and, to a lesser extent, fee income from its property management business.

The following discussion should be read in connection with the Selected Financial Data and all of the financial statements included herein.

Results of Operations

Year ended December 31, 1995 as compared to 1994.

During the first quarter of 1994, the Company acquired four communities aggregating 640 homesites for a combined purchase price of $9,942,000. During the second quarter of 1994, two communities aggregating 469 homesites were acquired for a combined purchase price of $3,750,000. The Company completed its second public offering during the third quarter of 1994 and acquired eight communities aggregating 4,089 homesites for a combined purchase price of $76,502,000 and $4,999,000 of mortgages receivable acquired in connection with the acquisition of Colony Cove.

During the first quarter of 1995, the Company acquired one community aggregating 241 homesites for $2,275,000. During the third quarter of 1995, the Company acquired three communities aggregating 1,589 homesites for a combined purchase price of $23,060,000.

The Company had revenues of $51,502,000 and $37,531,000 for the years ended December 31, 1995 and 1994, respectively. Rental income increased $13,210,000 (37%), which included $2,284,000 (6%) for the communities owned during both periods as a result of rental increases of 5% and occupancy increases of 1% at the communities. Management income increased $304,000 (31%) due to the October 1994 acquisition of management contracts for 22 manufactured home communities. Other income increased $457,000 (91%) primarily due to interest income from the acquisition of three mortgage loans ($4.9 million) as part of the purchase of the Colony Cove community in August 1994.

Total property operating expenses increased $5,672,000 (39%) and $655,000 (4.8%) for communities owned during both periods. Property operations and maintenance increased $4,956,000 (44%) primarily resulting from the acquisitions of communities noted above and an increase of $617,000 (6%) for communities owned during both periods. Primary components of the increase for communities owned during both periods are increases in payroll of $98,000, utilities of $241,000 and repairs and maintenance of $125,000. Real estate taxes increased $716,000 (23%) primarily due to the communities acquired in 1995 and 1994.

General and administrative expenses increased $511,000 (20%) as a result of the acquisitions during 1994. Depreciation and amortization expenses increased $3,304,000, of which $1,460,000 was attributed to the communities owned during both periods.

The Company had net income of $11,527,000 and $7,261,000 for the years ended December 31, 1995 and 1994, respectively. The increase of $4,266,000 (59%) was primarily a result of the operations noted above and the acquisition of the 14 communities during 1994.

The Company year ended December 31, 1994 as compared to the combined Company and its predecessor year ended December 31, 1993.

Rental income increased $20,338,000 (125%) as a result of rental increases of approximately $499,000 (5%) at the 20 communities owned during both periods, and $19,839,000 from the acquisition of 28 communities between August 24, 1993 and December 31, 1993 and the acquisition of 14 communities during 1994. Management income decreased $432,000 (31%) as a result of the acquisition by the Company on August 24, 1993 of 20 communities. Prior to the acquisition, those communities were fee managed by the Company.

Property operations and maintenance expenses increased $6,267,000 (126%) as a result of utility, payroll and maintenance cost increases at the communities owned during both periods of approximately $155,000, and $6,112,000 from the acquisition of 28 communities between August 24, 1993 and December 31, 1993 and 14 communities during 1994. Real estate taxes increased $1,545,000 (95%) primarily as a result of the acquisition of 28 communities from August 24, 1993 and December 31, 1993 and the acquisition of 14 communities in 1994.

General and administrative expenses increased $1,594,000 (160%) primarily as a result of costs associated with operating as a public company from August 19, 1993 and the acquisition of 28 communities between August 24, 1993 and December 31, 1993 and the acquisition of 14 communities in 1994.

Interest, depreciation, and amortization expenses are not comparable as the 20 communities owned by the Company's predecessor were purchased by the Company on August 24, 1993 along with 27 other communities for cash from the proceeds of the Company's IPO and the proceeds of the Company's mortgage debt on that date. As a result, each community acquired from the predecessor assumed a new cost basis and debt structure. This resulted in non-comparable depreciation and interest expense.

Net income is not comparable due to the material changes in depreciation and interest noted above.

Liquidity and Capital Resources

At December 31, 1995, the Company had cash of $652,000, cash reserves, established pursuant to the terms of the Company's mortgage debt for capital replacements and real property taxes, expected to be incurred during the following year, of $876,000, and other current assets of $1,287,000. At December 31, 1995, the Company had accounts payable and accrued expenses of $2,616,000 including property taxes payable of $908,000, dividends payable of $4,845,000, and other current liabilities of $553,000. At December 31, 1995, the Company had $2,000,000 available under its $3 million working capital line of credit and $21,747,000 available under its $45 million line of credit. The Company has $60,390,000 of mortgage debt (the "Mortgage Debt") which bears interest at a fixed rate of 7.16%. The mortgage debt is due and payable on August 1, 2000. On December 31, 1995, the Company had $23,253,000 outstanding on its $45 million line of credit and $1,000,000 outstanding on its $3 million line of credit.

Liquidity Sources and Requirements

The Company expects to meet its short-term liquidity requirements, principally distributions to stockholders and capital improvements to its communities, through funds generated from operations and working capital, including cash reserves established pursuant to the terms of the Mortgage Debt.

The Company declared a distribution of $4,845,000, or $0.39 per share, on December 15, 1995 for stockholders of record on December 31, 1995. The distribution was paid on January 12, 1996.

Expansion of existing manufactured home communities, acquisition of additional communities and the repayment of principal on the Mortgage Debt or any other debt incurred by the Company, represent the Company's principal long-term capital requirements. The Company does not expect to generate sufficient funds from operating cash flow to meet its long-term liquidity needs described above and intends to finance them primarily through additional equity offerings, borrowings under its $45 million line of credit or alternative forms of financing. The Company intends to incur additional borrowings for such purposes in a manner consistent with its policy of maintaining a ratio of debt-to-total market capitalization of less than 50%.

Net cash provided by operating activities was $23,324,000 and $15,716,000 for the years ended December 31, 1995 and 1994, respectively. The reasons for the increase in net cash provided by operating activities are described above. Cash outflows for investing activities primarily included the acquisition of rental property of $28,023,000 and $94,459,000 in 1995 and 1994, respectively, and capital improvements to the communities of $5,266,000 and $2,851,000 in 1995 and 1994, respectively. Cash flows in 1995 from financing activities included $28,114,000 of proceeds from the Company's $45 million line of credit that were used to purchase five communities, and to make principal repayments of $3,861,000 on the $45 million line of credit and distributions to stockholders of $19,256,000. The result of these activities resulted in the Company reducing its cash balance $6,068,000 during 1995. Cash flows in 1994 from financing activities included $58,003,000 in proceeds from the Company's $45 million line of credit used to purchase eight communities. The $45 million line of credit was repaid in full with proceeds of $95,199,000 from the Company's common stock offering (August 18, 1994). The remaining proceeds were used to purchase six additional communities and $4,999,000 of mortgages receivable in connection with the Colony Cove acquisition. Additionally, the Company paid $12,761,000 in distributions to stockholders in 1994. As a result of these activities, the Company's cash balance decreased $4,641,000 during 1994.

Inflation

Substantially all of the leases at the communities allow for monthly or annual rent increases which provide the Company with the opportunity to achieve increases in rental income as each lease matures. Such types of leases generally minimize the risk of inflation to the Company.

                           CHATEAU PROPERTIES, INC.
                             STATEMENTS OF INCOME

The financial statements of the Company and the Predecessor are not comparable in all respects (Note 1).

                                                                                     Predecessor
                                                                                     -----------
                                                                    For the Period  For the Period
                                        For the Year   For the Year   November 23,    January 1,
                                           Ended          Ended         through        through
                                        December 31,   December 31,   December 31,   November 22,
                                            1995           1994           1993           1993
                                        ------------   ------------ --------------  --------------
Revenues:
  Rental income                           $ 59,912       $ 47,318       $  4,577       $ 38,242
  Interest and other income                  1,943            749            110            684
                                            61,855         48,067          4,687         38,926
Expenses:
Property operating and maintenance          16,021         12,497          1,047         10,368
Real estate taxes                            4,523          3,835            416          3,825
Depreciation                                11,014          7,230            707          5,823
Administrative                               3,866          3,612            404          2,716
Interest and related amortization           12,452          5,996            576         12,101
Reorganization costs                            --             --          1,699             --
                                          --------       --------       --------       --------
                                            47,876         33,170          4,849         34,833
                                          ========       ========       ========       ========
    Income (loss) before
      extraordinary
      item and majority interest            13,979         14,897           (162)         4,093
Extraordinary charge from early
    extinguishment of debt                    (829)            --         (2,738)            --
    Income (loss) before
    majority interest                       13,150         14,897         (2,900)         4,093
Majority interest in
    (income) loss of
    Operating Partnership                   (7,847)        (8,860)         1,717             --
                                                                                       --------
Net income (loss)                         $  5,303       $  6,037       $ (1,183)      $  4,093
                                          --------       --------       --------       --------
Earnings per share:
Income (loss) before
    extraordinary item                    $    .95       $   1.05       $   (.01)

Extraordinary item                            (.06)            --           (.20)
                                                                        --------

Net income (loss)                         $    .89       $   1.05       $   (.21)
                                          --------       --------       --------

Dividends/distributions declared per
    common share/OP unit outstanding      $  1.525       $  1.425       $    .15
                                          --------       --------       --------

Tax status of dividends,
    return of capital                     $    .53       $    .41       $    .15
                                          --------       --------       --------

Weighted average common shares
    outstanding                              5,959          5,750          5,750
                                          --------       --------       --------

Weighted average common
    shares and OP units outstanding         14,779         14,189         14,081
                                          --------       --------       --------

The accompanying notes are an integral part of the financial statements.


                           CHATEAU PROPERTIES, INC.

                                BALANCE SHEET


                                                                       December 31,
     In thousands, except per share data                            1995             1994
                                                                 ----------       -------

Assets

Rental property;
     Manufactured home community improvements                    $216,591         $208,001
     Community buildings                                           17,231           16,942
Furniture and other equipment                                       7,276            6,980
                                                                 --------         --------
                                                                  241,098          231,923

                                                                   69,868           58,856
                                                                 --------         --------
                                                                  171,230          173,067

Land                                                               32,891           32,081
Land and improvements for expansion sites                           2,434            2,829
                                                                  206,555          207,977
                                                                 --------         --------

Cash and cash equivalents                                             944            3,370
Rent and other receivables                                          1,855            1,680
Prepaid expenses and other assets                                   2,680            2,391
                                                                 --------         --------
     Total assets                                                 212,034          215,418
                                                                 ========         ========

Liabilities

Debt                                                             $132,700         $132,747
Accrued interest payable                                            2,447              520
Accounts payable and accrued expenses                               5,997            5,425
Tenants' security deposits and rents received in advance            4,364            4,220
Accrued dividends/distributions                                     5,954            5,395
                                                                 --------         --------
     Total liabilities                                            151,462          148,307
                                                                 ========         ========

Majority interest in Operating Partnership                         36,264           41,569

Shareholders' Equity

Preferred stock, $.01 par value, 2 million shares
     authorized; no shares issued or outstanding
Common stock, $.01 par value, 30 million shares
     authorized; 6,095,960 and
     5,750,000 shares issued and outstanding
     at December 31, 1995 and 1994, respectively                      61                58
Additional paid-in capital                                        33,152            30,678
Dividends in excess of accumulated earning                        (8,064)           (4,203)
Notes receivable, officers, 43,125 and 50,000 shares
     outstanding at December 31, 1995 and 1994, respectively        (841)             (991)
                                                                 --------         ---------



                                      15





     Total shareholders' equity                                    24,308           25,542
                                                                 --------         --------
     Total liabilities and shareholders' equity                  $212,034         $215,418
                                                                 ========         ========

                           CHATEAU PROPERTIES, INC.

              STATEMENTS OF SHAREHOLDERS' EQUITY/OWNERS' DEFICIT

The financial statements of the Company and the Predecessor are not comparable in all respects (Note 1).

                                                                                                           Predecessor
                                                                                                         --------------
                                                                                        For the Period   For the Period
                                                          For the Year    For the Year    November 23,      January 1,
                                                              Ended           Ended          through          through
                                                          December 31,    December 31,    December 31,     November 22,
                                                              1995            1994             1993            1993
                                                          ------------    ------------    ------------    -------------
In thousands, except per share data
Common stock:
    Balance at beginning of period                          $      58       $      58       $      --
    Issuance of 5,750,000 shares                                                                   58
    Issuance of 10,500 shares from awards
       and exercise of options                                     --
    Issuance of 335,460 shares of common
       stock in exchange for units in
       Operating Partnership                                        3
                                                            ---------       ---------       ---------
    Balance at end of period                                $      61       $      58       $      58
                                                            ---------       ---------       ---------


Additional paid-in capital (owners' accumulated
 deficit):
   Balance at beginning of period                           $  30,678       $  26,412       $ (39,913)      $ (46,016)
   Net income                                                                                                   4,093
   Contributions from owners, net                                                                               2,010
   Issuance of 5,750,000 shares                                                               104,732
   Exercise of common stock options, 7,500 shares                                 150
   Majority interest in Operating Partnership
      as of November 23, 1993                                                                 (38,407)
   Issuance of 335,460 shares                                   1,544
   Allocation for majority interest ownership
     in Operating Partnership                                     780           4,266
                                                            ---------       ---------       ---------       ---------
   Balance at end of period                                 $  33,152       $  30,678       $  26,412       $ (39,913)
                                                            ---------       ---------       ---------       ---------

Dividends in excess of accumulated earnings:                                                       --
   Balance at beginning of period                           $  (4,203)      $  (2,046)      $  (1,183)
   Net income (loss)                                            5,303           6,037            (863)
   Dividends declared, $1.525, $1.425 and
     $.15 per share                                            (9,164)         (8,194)      $
                                                            ---------       ---------       ---------
   Balance at end of period                                 $  (8,064)      $  (4,203)         (2,046)
                                                            ---------       ---------       ---------

Notes receivable, officers:                                 $    (991)      $  (1,000)             --
   Balance at beginning of period                                                           $  (1,000)
   Issuance of 50,000 shares of common stock                      150               9              -3-
                                                            ---------       ---------       ---------
   Payments received                                        $    (841)      $    (991)      $  (1,000)
                                                            ---------       ---------       ---------
   Balance at end of period

Total shareholders' equity/ (owners' deficit balance),
end of period                                               $  24,308       $  25,542       $  23,424       $ (39,913)
                                                            ---------       ---------       ---------       ---------

The accompanying notes are an integral part of the financial statements.

                           CHATEAU PROPERTIES, INC.

                           STATEMENTS OF CASH FLOWS

The financial statements of the Company and the Predecessor are not comparable in all respects (Note 1).

                                                                                                           Predecessor
                                                                                                         --------------
                                                                                        For the Period   For the Period
                                                          For the Year    For the Year    November 23,      January 1,
                                                              Ended           Ended          through          through
                                                          December 31,    December 31,    December 31,     November 22,
                                                              1995            1994             1993            1993
                                                          ------------    ------------    ------------    -------------
In thousands, except per share data

Cash flows from operating activities:
   Net income (loss)                                      $   5,303       $   6,037       $  (1,183)      $   4,093
   Adjustments to reconcile to net cash
    provided by operating activities:
     Income (loss) attributable to majority interest          7,847           8,860          (1,717)
     Extraordinary items                                        829                           2,738
     Depreciation                                            11,014           7,230             707           5,823
     Amortization of debt issuance costs                        538             436              26             269
     Decrease (increase) in operating assets                    (77)         (1,280)          3,936            (151)
     Increase (decrease) in operating liabilities             2,643           1,301             473          (1,375)
                                                          ---------       ---------       ---------       ---------
        Net cash provided by operation activities         $  28,097       $  22,584       $   4,980       $   8,659
                                                          ---------       ---------       ---------       ---------


Cash flows from financing activities:
   Proceeds from issuance of 8 3/4% Senior Notes             74,866
   Borrowing                                                                                                  9,174
   Net borrowing (payments) on line of credit               (30,000)         30,000
   Repayment of mortgages                                   (43,953)         (5,210)        (85,998)        (11,505)
   Prepayment penalties                                        (667)                         (2,201)
   Principal payments                                        (1,113)           (845)
   Payment of debt issuance cost                               (954)
   Dividends/distributions to shareholders/
     OP unit holder                                         (21,982)        (16,898)
   OP units reacquired                                         (882)
   Capital contributions, net                                                               103,790          (3,652)
   Exercise of common stock options and other                   320               9
                                                          ---------       ---------       ---------       ---------
      Net cash provided by (used in)
        financing activities                                (24,365)          7,056          15,591          (5,983)
                                                          ---------       ---------       ---------       ---------

Cash flows from investing activities:
   Acquisition of rental properties                          (2,766)        (42,947)

   Additions to rental properties                            (3,392)         (3,267)           (639)         (3,416)
                                                          ---------       ---------       ---------       ---------
      Net cash used equivalents, end of period               (6,158)        (46,214)           (639)         (3,416)
                                                          ---------       ---------       ---------       ---------
Increase (decrease) in case and cash equivalents             (2,426)        (16,574)         19,932            (740)
                                                          ---------       ---------       ---------       ---------

Cash and cash equivalents, beginning of period                3,370          19,944              12             752
                                                          ---------       ---------       ---------       ---------

Cash and cash equivalents, end of period                  $     944       $   3,370       $  19,944       $      12
                                                          ---------       ---------       ---------       ---------

Supplemental cash flow information:
   Cash paid during period for interest                   $   9,987       $   5,148       $     442       $  11,506
                                                          ---------       ---------       ---------       ---------

   OP units issued for rental property                    $   3,434       $  13,521
                                                          ---------       ---------
   Liabilities assumed for rental property                                $  57,685
                                                                          ---------

The accompanying notes are an integral part of the financial statements.

                           CHATEAU PROPERTIES, INC.

                        NOTES TO FINANCIAL STATEMENTS

                                   -------

1.    Basis of Presentation and Formation of Company:

      The accompanying financial statements consist of the consolidated financial statements of Chateau Properties, Inc. (the "Company"), a Real Estate Investment Trust (REIT), and the combined financial statements of Chateau Properties Group (the "Predecessor"). The Company is engaged in the business of owning and operating 44 manufactured housing community properties in Michigan, Florida, Minnesota and North Dakota. A manufactured housing community is real estate designed and improved with sites for placement of manufactured homes. The owner of the home leases the site from the Company generally for a term of one year or less.

      On November 23, 1993, the Company completed a public offering of 5,700,000 shares of $.01 par value common stock (the "Offering"). The offering price per share was $20.00 resulting in gross offering proceeds of $114 million. Net of underwriters discount and offering expenses, the Company received approximately $104 million in proceeds.

      Simultaneous with the Offering, the Company contributed the net proceeds from the Offering and was admitted as the sole general partner, with an approximate 41 percent interest, in an operating partnership (the "Operating Partnership") representing the successor owner of 33 manufactured housing community properties. These properties were contributed by the owners of the Predecessor to the Operating Partnership in exchange for limited partnership interests (OP units) which, subject to certain limitations, are exchangeable at any time at the option of the holders for common stock of the Company on a one-for-one basis. The Predecessor consisted of the manufactured housing community properties of Chateau Estates, a Michigan co-partnership, of InterCoastal Communities, Inc. and its affiliates and of six co- partnerships affiliated with Leonard Maas (the "Contributing Parties").

      This business combination was accounted for as a reorganization of entities under common control, and accordingly, there were no changes in the basis of assets and liabilities. However, because a substantial portion of the net proceeds of the Offering were used to retire existing indebtedness of the Operating Partnership and certain other operating changes were made, the results of operations of the Company and the Predecessor are not comparable and, therefore, the financial statements of the Predecessor have been prominently identified as Predecessor in these financial statements.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   -------

2.    Summary of Significant Accounting Policies:

Principles of Consolidation

As the sole general partner, the Company has unilateral control and complete responsibility for management of the Operating Partnership and therefore, the consolidated financial statements include the accounts of Chateau Properties, Inc. and the Operating Partnership. All significant inter-entity balances and transactions have been eliminated in consolidation.

Estimates

The preparation of these financial statements involves the use of certain management estimates and assumptions that affect reported amounts and disclosures, such as the useful lives of rental properties. Actual results could differ from estimates.

Revenue Recognition

Rental income is recognized when earned and due from residents. The leases entered into by residents for the rental of a site are generally for terms not longer than one year, renewable upon the consent of both parties or, in some instances, as provided by statute.

Rental Property

Rental property is carried at the lower of cost, less accumulated depreciation, or net realizable value. Management believes that the net realizable value of its investments in real estate exceed the carrying value of the assets determined generally by comparison of the carrying value to the expected net operating income of the properties.

Depreciation on manufactured home communities is computed primarily on the straight-line method over the estimated useful lives of the assets.

The estimated useful lives of the various classes of rental property assets are primarily as follows:

                     Estimated Useful
                     ----------------
Class of Asset                            Lives (Years)
--------------                            -------------
Manufactured home community improvements    20 to 30
Community buildings                         25 to 30
Furniture and other equipment                4 to 10

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

2.    Summary of Significant Accounting Policies, continued:

      Maintenance, repairs and minor improvements to rental properties are expensed when incurred. Major improvements and renewals are capitalized. When rental property is disposed of or retired, the cost of such property, net of accumulated depreciation and sale proceeds, is recognized in income.

      Income Taxes

      The Company has elected to be taxed as a real estate investment trust ("REIT") under Section 856(c) of the Internal Revenue Code of 1986, as amended. The Company generally will not be subject to Federal income tax to the extent it distributes its REIT taxable income to its shareholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. The Company remains subject to certain state and local taxes on its income and property as well as Federal income and excise taxes on its undistributed income.

      Prior to November 23, 1993 and in accordance with partnership and S-corporation taxation, each equity owner was responsible for reporting their share of taxable income; accordingly, the Predecessor's statement of income contains no provision for Federal income taxes.

      Per Share Data

      Earnings per share are computed based upon the weighted average number of common shares outstanding during the period. The conversion of an OP unit to common stock has no effect on earnings per common share since the allocation of earnings to an OP unit is equivalent to earnings allocated to a share of common stock. Common stock equivalents are not significant.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

2.    Summary of Significant Accounting Policies, continued:

      Stock-Based Compensation

      Accounting for SFAS No. 123 Stock-Based Compensation, will not have a material impact on the financial position or the results of operations of the Company when adopted in 1996. The Company expects to continue to account for employee stock based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and present the pro forma disclosures as permitted and required by SFAS No. 123.

      Cash Equivalents

      All highly liquid investments with an initial maturity of three months or less are considered to be cash equivalents.

      Fair Value of Financial Instruments

      Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the balance sheet. Due to the short-term nature of the Company's financial instruments, other than debt, fair values are not materially different from their carrying or contract values. Based on the borrowing rates available to the Company, the carrying value of debt approximates fair value.

      Debt Issuance Costs

      Costs incurred related to obtaining financing such as service and commitment fees are deferred and are amortized over the term of the related commitment/loans. These costs net of accumulated amortization are included in prepaid expenses and other assets in the accompanying balance sheets.

      Financial Statement Reclassifications

      Certain amounts in prior year financial statements have been reclassified to conform with presentations adopted in the current year.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

3.    Acquisition of Rental Property

      On September 15, 1995, the Company acquired Hidden Valley, a 303-site community in Lake Buena Vista, Florida. The purchase price of $6,200,000 was paid with $2,766,000 in cash, of which $2,600,000 was borrowed on the Company's line of credit and $3,434,000 through the issuance of 161,614 OP units. The borrowing on the line of credit was repaid in December 1995.

      During 1994, the Company acquired ten communities. Each community was purchased from an unaffiliated third party. The acquisitions have been accounted for utilizing the purchase method of accounting, and accordingly the results of operations are included in the statement of income from the date of acquisition of which 95 percent of the sites acquired were purchased in November 1994. The Del Tura community was acquired through the acquisition of partnership interests in partnerships owning the community. The purchase price includes rental property and other assets.

      The purchase price of the acquired communities was paid (in thousands) as follows:

      Bank borrowings                                             $ 30,000
      Mortgages and other notes                                     55,971
      Other liabilities                                              1,714
      Available cash, net of cash acquired                          12,947
      Issuance of 676,868 OP units at approximately $20 per unit    13,521
                                                                  --------
      Total purchase price (a)                                    $114,153
                                                                  --------

      (a) In addition to the purchase price paid at the time of acquisition, the Company committed to pay up to $6.2 million ratably to the sellers of the Del Tura Community as approximately 190 sites that were vacant at the time of purchase, become occupied over a period of up to ten years.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

4.    Financing:

      At December 31, 1995, the Company had $40 million available under a line of credit. On January 8, 1996, the Company entered into a renegotiated line of credit agreement for $50 million ("Line of Credit") with Huntington National Bank as lead agent for a bank group to provide funding for future construction, acquisitions and general business obligations. The Line of Credit is unsecured, currently bears interest at the prime rate of interest or, at the Company's option, LIBOR plus 150 basis points and extends until January 1999. The commitment contains customary covenants, including a debt service coverage ratio and a restriction on the incurrence of additional collateralized indebtedness without a corresponding increase in rental property. The line is renewable annually through December 31, 1998. The terms of the Line of Credit provide for the payment of a fee of up to 25 basis points on the average daily unused amount of the Line of Credit.

      On March 2, 1995, the Company received approximately $74.3 million in net proceeds from the issuance of $75 million of unsecured Senior Notes (the "Notes") by the Operating Partnership. The Notes have semi-annual interest payments, an effective fixed interest rate of 8.79 percent per annum and mature on March 2, 2000. The Notes contain certain covenants including a restriction on the incurrence of collateralized indebtedness subject to certain provisions.

      The proceeds from the issuance of the Notes were used to repay approximately $25 million in fixed rate mortgages, including prepayment penalties of $700 thousand and $49 million in indebtedness incurred in the acquisition of eight communities in November 1994.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

4.    Financing:, continued

      The following table sets forth certain information regarding debt at December 31:

                                                          Maturity      Principal Balance
      Fixed Rate Mortgages:                 Interest Rate       Date    1995    1994
                                            -------------       ----    ----    ----
                                                                      (in thousands)
          Community
          Macomb                                 9.82%      9/99     $ 16,654   $ 16,949
          Norton Shores/Ferrand Estates          8.00%      4/99        3,626      3,712
          Oak Hill                               8.00%      9/98        1,291      1,324
          Del Tura                               8.40%      6/00       33,854     34,341
                                                                     --------   --------
                                                                       55,425     56,326
      Other notes payable                        Various  1996-2020     2,275      2,505
      Unsecured Senior Notes                     8.75%      3/00       75,000         --

      Debt repaid in March 1995 with proceeds
      from issuance of Senior Notes:
          Fixed rate mortgages                                             --     24,408
          Variable rate mortgages                                          --     19,508
          Line of credit                                                   --     30,000
                                                                     --------   --------
                                                                           --     73,916
                                                                     --------   --------
                                                                     $132,700   $132,747
                                                                     --------   --------

      The aggregate amount of principal maturities on the fixed rate mortgages and $75 million Senior Notes payable subsequent to December 31, 1995 (in thousands) is as follows:

          Years Ending
          December 31,
          ------------
           1996                                                  $    984
           1997                                                     1,074
           1998                                                     2,347
           1999                                                    19,580
           2000                                                   106,440
                                                                 --------
                                                                 $130,425
                                                                 --------

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

5.    Majority Interest in Operating Partnership:

      Majority interest in the accompanying balance sheets represents the ownership interest in the Operating Partnership held by other than the Company. As of December 31, 1995 and as of December 31, 1994, the majority interest was approximately 59 percent and 61 percent respectively.

      On May 23, 1995, certain Operating Partnership unit holders exercised their right to exchange their OP units into 335,460 shares of common stock of the Company at a one for one exchange rate. This transaction resulted in an increase to outstanding common shares, and a corresponding decrease in outstanding OP units. In connection with this transaction, there were no proceeds received nor expenses incurred by the Company.

      During 1995, the Company, through the Operating Partnership, purchased and retired 44,085 OP units at approximately $20 per unit. Pursuant to the terms of certain acquisition agreements entered into in 1994, the Company may be required to retire up to an additional 43,333 OP units in each of 1996 and 1998 at a price of $20-$22 per unit depending on the then closing price of the Company's stock.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

5.    Majority Interest in Operating Partnership:, continued

      The following is a summary of activity of the majority interest in the Operating Partnership for the periods presented including the adjustment to/from shareholders' equity to reflect the appropriate ownership percentage at the end of the period.

                                                          Operating
                                                         Partnership      Majority
                                                            Units         Interest
                                                         -----------      --------
                                                                (in thousands)
        Majority interest in Operating
              Partnership, November 23, 1993                 8,331       $ 38,407
         Majority interest in loss                              --         (1,717)
         Distributions declared, $.15 per unit                  --         (1,249)
                                                             -----       --------
         Majority interest in Operating
             Partnership, December 31, 1993                  8,331         35,441

         Majority interest in income                            --          8,860
         Distributions declared, $1.425 per unit                --        (11,987)
         Issuance of OP units in connection with               677         13,521
           acquisitions
         Allocation for shareholders' equity                    --         (4,266)
                                                             -----       --------
         Majority interest in Operating Partnership
            at December 31, 1994                             9,008         41,569

        Majority interest in income                             --          7,847
        Distributions declared, $1.525 per unit                 --        (13,377)
        Issuance of OP units in connection with
           acquisitions                                        162          3,434
        Exchange of OP units for shares of common
           stock                                              (336)        (1,547)
        OP units reacquired and retired by Operating
           Partnership                                         (44)          (882)
        Allocation for shareholders' equity                     --           (780)
                                                             -----       --------
        Majority interest in Operating Partnership
           at December 31, 1995                              8,790       $ 36,264
                                                             =====       ========

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

6.    Stock Option Plan:

      The Company's 1993 Long Term Incentive Stock Plan, as amended on May 18, 1995, (the "Plan") provides for up to 1,000,000 shares of common stock that may be granted to directors, executive officers and other key employees. Options granted under the Plan generally vest at a rate of 25 percent per year and expire in 10 years. The Plan provides for the grant of options at "fair market value" per share, which represents the quoted market price of the Company's common stock on the date of grant. The Plan also provides for the grant of restricted stock awards and stock appreciation rights.

      The Company has granted options to purchase shares of common stock to certain officers, employees, and non-employee directors and consultants of the Company as follows:

                                                   Shares Subject    Option Price
                                                      to Option        Per Share
                                                   --------------    ------------
      Balance at November 23, 1993                          --            --

         Options granted                               163,000        $20.00
                                                       -------

      Balance at December 31, 1993                     163,000        $20.00

         Options granted                                30,000        $22.75
                                                      --------

      Balance at December 31, 1994                     193,000        $20.00-$22.75

         Options granted                               315,550        $19.50-$22.125

         Options exercised                              (7,500)       $20.00

         Options forfeited                             (46,900)       $19.50-$20.00
                                                      --------

      Balance at December 31, 1995                     454,150        $19.50 - $22.75
                                                      --------

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued
                                   -------

6.    Stock Option Plan:, continued

      On November 9, 1995, the Company issued restricted stock awards representing 3,000 shares of stock.

      As of December 31, 1995, 535,350 options remain available for grant and 74,000 options are exercisable.

7.    Savings Plan:

      Effective January 1, 1995, the Company established a qualified retirement plan designed to qualify under Section 401 of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan allows the employees of the Company to defer a portion of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Contributions by the Company are discretionary and determined by the Company's management. Company contributions are allocated to each participant based on the relative compensation of the participant to the compensation of all participants. The Company contributed approximately $275,000 to the 401(k) Plan for the year ended December 31, 1995.

8.    Related Party Transactions:

      Certain operations of the Predecessor, principally the golf courses and marina operations, have not been conducted by the Company since the Offering. The real estate constituting these operations has been leased to GC Properties, Inc. ("GCI"), a corporation wholly owned by an equity owner of the Company, in order to permit the Company's qualification as a REIT under the Code. Additionally, golf course operations acquired since the Offering are conducted by GCI. For the years ended December 31, 1995 and 1994, the Company recognized approximately $695,000, and $100,000, respectively, of revenue related to these leases.

      Rental expense of approximately $100,000 annually has been incurred for leasing space in an office building owned by certain officers and equity owners. The lease expires November 2001.

      In connection with the formation of the Operating Partnership, the Contributing Parties retained approximately $5.7 million of net liabilities which has been reflected as a capital contribution in the predecessor period January 1, 1993 through November 22, 1993.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------

9.    Reorganization Costs:

      Reorganization costs which represent costs incurred in the formation of the Company and in integrating the Predecessor's operations into the Company, consisted of the following (in thousands):

         Merger commissions to third parties               $   1,016
         Professional fees                                       520
         Other costs                                             163
                                                           ---------
                                                           $   1,699
                                                           =========

10.   Extraordinary Item - Early Extinguishment of Debt:

      The extraordinary charges in the accompanying statements of income represent prepayment penalties and certain other related costs incurred in connection with the early extinguishment of debt. Debt of $74 million was repaid in March 1995 with the proceeds from the issuance of the Senior Notes (see Note 4) and $86 million was repaid in December 1993 with the proceeds from the Offering.

11.   Contingencies:

      The Company, as an owner of real estate, is subject to various environmental laws. Compliance by the Company with existing laws has not had a material adverse financial effect during the three year period ended December 31, 1995, nor does management believe it will have a material impact in the future. However, management cannot predict the impact of new or changed laws or regulations on its current properties or properties that it may acquire.

      Several claims and legal actions arising from the normal course of business, none of which are environmental related matters, have been asserted against the Company, and are pending final resolution. Although the amount of liability at December 31, 1995, if any, with respect to these matters is not determinable, in the opinion of management, none of these matters will result in material liability.

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------


12.   Quarterly Financial Information (Unaudited):

      The following is quarterly financial information for the years ended December 31, 1995 and 1994; (Amounts in thousands except per share data.)

                                               First     Second       Third        Fourth
                                              Quarter    Quarter     Quarter       Quarter
    In thousands, except per share data      March 31,   June 30,  September 30,  December 31,
                                             ---------   --------  -------------  -----------
                                                                 1995
                                             ------------------------------------------------
   Total revenues                            $  15,238   $ 15,271     $ 15,479     $ 15,867
                                             =========   ========     ========     ========
   Operating income (a)                      $   9,568   $  9,063     $  8,936     $  9,878
                                             =========   ========     ========     ========
   Extraordinary charge from early
         extinguishment of debt              $     829      --           --            --
                                             =========   ========     ========     ========
   Income before majority interest           $   2,890   $  3,247     $  3,103     $  3,910
   Majority interest in income of
         Operating Partnership                   1,764      1,948        1,822        2,313
                                             ---------   --------     --------     --------
   Net income                                $   1,126   $  1,299     $  1,281     $  1,597
                                             =========   ========     ========     ========
   Weighted average common shares
         outstanding                             5,752      5,897        6,089        6,095
                                             =========   ========     ========     ========
   Weighted average common shares
         and OP units outstanding               14,760     14,724       14,747       14,885
                                             =========   ========     ========     ========

         Income before extraordinary
            charge per share (a)             $     .25   $    .22     $    .21     $    .26
                                             =========   ========     ========     ========
         Net income per share (b)            $     .20   $    .22     $    .21     $    .26
                                             =========   ========     ========     ========

                                  Continued
                           CHATEAU PROPERTIES, INC.

                   NOTES TO FINANCIAL STATEMENTS, Continued

                                   -------


12.   Quarterly Financial Information (Unaudited):, continued

                                              First      Second       Third         Fourth
                                              Quarter    Quarter     Quarter       Quarter
                                             March 31,   June 30,  September 30,  December 31,
                                             ---------   --------  -------------  -----------
                                                                  1994
                                             ------------------------------------------------
   Total revenues                            $  11,335   $ 11,479     $ 11,664     $ 13,589
                                             =========   ========     ========     ========
   Operating income (a)                      $   6,870   $  6,135     $  6,669     $  8,449
                                             =========   ========     ========     ========
   Income before majority interest           $   3,982   $  3,370     $  3,750     $  3,795
   Majority interest in income of
         Operating Partnership                   2,357      1,995        2,220        2,288
                                             ---------   --------     --------     --------
   Net income                                $   1,625   $  1,375     $  1,530     $  1,507
                                             =========   ========     ========     ========
   Weighted average common shares
        outstanding                              5,750      5,750        5,750        5,750
                                             =========   ========     ========     ========
   Weighted average common shares
         and OP units outstanding               14,081     14,081       14,081       14,509
                                             =========   ========     ========     ========

         Net income per share (b)            $     .28   $    .24     $    .27     $    .26
                                             =========   ========     ========     ========

     (a) Operating income represents total revenues less property operating and maintenance expense, real estate taxes and administrative expense. Operating income is a measure of the performance of the properties before the effects of depreciation and interest and related amortization costs.

     (b Quarterly earnings per common share amounts may not total to the full year amounts due to rounding and to the change in the number of common shares outstanding.

Item 7 - Financial Statements and Supplementary Data


                            ROC COMMUNITIES, INC.
                        INDEX TO FINANCIAL STATEMENTS


                                                                  Page Number

I.   Financial Statements of ROC Communities, Inc.
            Independent Auditors' Report
            Consolidated Balance Sheets as of December 31, 1995 and 1994 Consolidated Statements of Income for the years ended
                   December 31, 1995 and 1994, and the period
                   August 25, 1993 to December 31, 1993
            Consolidated Statements of Stockholders' Equity for the years ended December 31, 1995 and 1994, and the period August 25, 1993 to December 31, 1993
            Consolidated Statements of Cash Flows for the years ended
                   December 31, 1995 and 1994, and the period August 25, 1993 to December 31, 1993
            Notes to Consolidated Financial Statements
     Supplemental Financial Information

II.  Financial Statements of ROC Controlled Properties
            Independent Auditors' Report
            Combined Statement of Income for the period
                   January 1, 1993 to August 24, 1993
            Combined Statement of Equity (Deficit) for the period
                   January 1, 1993 to August 24, 1993
            Combined Statement of Cash Flows for the period
                   January 1, 1993 to August 24, 1993
            Notes to Combined Financial Statements

III. Financial Statement Schedule for ROC Communities, Inc.
     Real Estate and Accumulated Depreciation
     All other schedules are omitted as the required information is included in the financial statements or is not applicable.

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of ROC Communities, Inc.:

We have audited the accompanying consolidated balance sheets of ROC Communities, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for the years ended December 31, 1995 and 1994, and the period August 25, 1993 to December 31, 1993. Our audits also included the financial statement schedule listed in the index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ROC Communities, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1994, and the period August 25, 1993 to December 31, 1993 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.




DELOITTE & TOUCHE LLP

Denver, Colorado
February 2, 1996


                    ROC COMMUNITIES, INC. AND SUBSIDIARY
                         CONSOLIDATED BALANCE SHEETS
                                (in thousands)


                                    ASSETS
                                                      December 31,
                                                 ----------------------
                                                    1995         1994
                                                 ---------     --------

Rental property, net                             $ 271,550     $ 248,672
Mortgages receivable                                 4,913         4,978
Cash and cash equivalents                              652         6,720
Deferred financing costs, net                        2,450         3,125
Prepaid expenses and other assets, net               5,637         6,283
                                                 ---------     ---------
   Total                                         $ 285,202     $ 269,778
                                                 =========     =========
                     LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
 Mortgage debt                                    $ 60,390    $   61,618
 Line of credit                                     24,253
 Accounts payable and accrued expenses               2,616         2,690
 Interest payable                                      553           395
 Other liabilities                                     911           866
 Distributions payable                               4,845         4,721
                                                  --------     ---------
   Total Liabilities                                93,568        70,290
                                                  ---------    ---------
Commitments and Contingencies
Stockholders' Equity:
 Preferred stock ($.01 par value;
  10,000,000 shares authorized, no
   shares issued)
 Common stock ($.01 par value;
  90,000,000 shares authorized;
  12,423,500 shares issued and outstanding)            124           124
 Additional paid-in capital                        208,868       208,868
 Cumulative net income                              20,577         9,050
 Cumulative distributions                          (37,935)      (18,554)
                                                 ---------     ---------
   Total Stockholders' Equity                      191,634       199,488
                                                 ---------     ---------
   Total                                         $ 285,202     $ 269,778
                                                 =========     =========

                           See accompanying notes.





                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF INCOME
                             (in thousands except per share data)



                                                 Year          Year          For the Period
                                                Ended          Ended         August 25, 1993
                                              December 31,   December 31,    to December 31,
                                                 1995          1994               1993
                                             ----------------------------------------------------

Revenues:
   Rental income                                 $49,260     $36,050         $ 9,270
   Management income                               1,282         978             344
   Other income                                      960         503             167
                                                 -------     -------         -------

       Total Revenue                              51,502      37,531           9,781
                                                 -------     -------         -------

Expenses:
   Property operations and maintenance            16,194      11,238           2,693
   Real estate taxes                               3,892       3,176             835
   General and administrative                      3,100       2,589             718
   Interest                                        4,882       4,664           1,511
   Amortization of debt costs                      1,073         724             185
   Depreciation and amortization                  10,834       7,879           2,050
                                                 -------     -------         -------

       Total Expenses                             39,975      30,270           7,992
                                                 -------     -------         -------

Net Income                                       $11,527     $ 7,261         $ 1,789
                                                 =======     =======         =======

Net Income Per Share                             $   .93     $   .80         $   .25
                                                 =======     =======         =======

Weighted Average Shares of
   Common Stock Outstanding                       12,424       9,071           7,149
                                                 =======     =======         =======

                           See accompanying notes.

                                    ROC COMMUNITIES, INC. AND SUBSIDIARY
                               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                               (in thousands)


                                                    Shares                        Note
                                                     of               Additional Receivable   Cumulative
                                                    Common     Par     Paid-In    for Common      Net       Cumulative
                                                    Stock     Value    Capital     Stock        Income    Distributions     Total
                                                  ---------  ------   ---------- -----------  ----------  -------------     -----

Shares issued upon formation                            766  $   7    $    212      $(250)                              $    (31)
Shares sold to public, net of issuance costs
    of $11,043                                        6,383     64     116,543                                            116,607
Deemed distributions to existing stockholders                           (5,008)                                            (5,008)
Net income                                                                                    $ 1,789                       1,789
Distributions declared ($.52 per share)
  classified as:
    Dividend ($.39 per share)                                                                             $   (2,788)      (2,788)
    Return of capital ($.13 per share)                                                                          (929)        (929)
Collection of note receivable                                                         250                                     250
                                                  ---------  -----    --------      -----     -------     ----------    ---------
Balance, December 31, 1993                            7,149     71     111,747          0       1,789         (3,717)     109,890
Shares sold to public, net of issuance costs
    of $6,360                                         5,175     52      95,147                                             95,199
Shares issued for acquisitions (Note 7)                 100      1       1,974                                              1,975
Net income                                                                                      7,261                       7,261
Distributions declared ($1.52 per share)
  classified as:
    Dividend ($.65 per share)                                                                                 (6,345)      (6,345)
    Return of capital ($.87 per share)                                                                        (8,492)      (8,492)
                                                  ---------  -----   ---------      -----     -------       --------    ---------
Balance, December 31, 1994                           12,424    124     208,868          0       9,050        (18,554)     199,488
Net income                                                                                     11,527                      11,527
Distributions declared ($1.56 per share)
  classified as:
    Dividend ($.90 per share)                                                                                (11,182)     (11,182)

    Return of capital ($.66 per share)                                                                        (8,199)      (8,199)
                                                  ---------  -----   ---------      -----     -------     ----------    ---------
    Balance, December 31, 1995                       12,424  $ 124   $ 208,868      $   0     $20,577     $  (37,935)   $ 191,634
                                                  =========  ======  =========      =====     =======     ==========    =========

                                           See accompanying notes.

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (in thousands)

                                                            Year            Year        For the Period
                                                            Ended           Ended       August 25, 1993
                                                          December 31,    December 31,    to December 31,
                                                            1995            1994                  1993
                                                          ------------    -----------   -----------------

Cash Flows From Operating Activities:
  Net income                                               $  11,527    $   7,261       $   1,789
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation and amortization                             10,834        7,879           2,050
    Amortization of debt costs                                 1,073          724             185
    Changes in operating assets and liabilities:
      Prepaid expenses and other assets                         (239)      (1,415)         (3,289)
      Accounts payable, accrued expenses, and other
      liabilities                                                129        1,267           2,217
                                                           ---------    ---------       ---------
         Net cash provided by operating activities            23,324       15,716           2,952
                                                           ---------    ---------       ---------

Cash Flows From Investing Activities:
  Acquisition of rental properties                           (28,023)     (94,459)       (162,964)
  Capital expenditures                                        (5,266)      (2,851)           (786)
  Disposition of rental properties                                63           83
  Collection of mortgages receivable                              65           21
                                                           ----------   ---------       ---------
         Net cash used in investing activities               (33,161)     (97,206)       (163,750)
                                                           ---------    ---------       ---------

Cash Flows From Financing Activities:
  Proceeds from issuance of common stock, net                              95,199         116,607
  Proceeds from line of credit                                28,114       58,003
  Principal payments on line of credit                        (3,861)     (58,003)
  Principal payments on mortgages                             (1,228)        (590)             (6)
  Distributions paid                                         (19,256)     (12,761)         (1,072)
  Purchase of mortgages receivable                                         (4,999)
  Proceeds from issuance of long-term debt, net                                            56,380
  Payment received on note issued for common stock                                            250
                                                           ---------    ---------       ---------
         Net cash provided by financing activities             3,769       76,849         172,159
                                                           ---------    ---------       ---------

Net Change In Cash and Cash Equivalents                       (6,068)      (4,641)         11,361
Cash and Cash Equivalents at Beginning of Period               6,720       11,361
                                                           ---------    ---------       ---------
Cash and Cash Equivalents at End of Period                 $     652    $   6,720       $  11,361
                                                           =========    =========       =========
Supplemental Cash Flow Information -
  Interest paid                                            $   4,773    $   4,709       $   1,149
                                                           =========    =========       =========

Supplemental Disclosure of Non-cash Investing and
  Financing Activities:
  Issuance of common stock for acquisitions                             $   1,975       $     219
  Assumption of note receivable in merger                                                     250
  Assumption of debt for property acquisition                                               2,214


                                      42

  ROC Controlled Properties organizers' basis adjustment
    to reflect preacquisition historical cost                                               5,008
  Deferred income resulting from property acquisition                                         300

                                    See accompanying notes.

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

       Business

       ROC Communities, Inc. and ROCF, Inc. ("Subsidiary") (collectively, the "Company") were organized on March 31, 1993 in Maryland. The Company operates as a real estate investment trust. The Company and its predecessors have been engaged in the ownership, management, acquisition, operation and expansion of manufactured home communities since 1979. The Company owned 66 communities (18,078 sites) located in 24 states and fee managed an additional 41 communities (9,832 sites) as of December 31, 1995. The Company provides management services for third party owners and affiliated entities.

       Basis of Presentation

       The accompanying financial statements include the accounts of ROC Communities, Inc. and its wholly-owned subsidiary, ROCF Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       Rental Property

       Expenditures for significant renovations and improvements which improve or extend the useful life of rental property are capitalized. Maintenance and repairs are expensed as incurred.

       Depreciation is computed using the straight line method over estimated useful lives of 20 years for land improvements, 40 years for buildings and 5 to 10 years for furniture, fixtures and equipment.

       Cash and Cash Equivalents

       Cash and cash equivalents include all cash and liquid investments with a maturity less than three months from the date of purchase.

       Deferred Financing Costs

       Included in deferred financing costs are certain costs of obtaining the Company's mortgage debt and line of credit which are amortized over the term of the loan. Accumulated amortization was $1,983,000 and $911,000 at December 31, 1995 and 1994, respectively.

       Revenue Recognition

       Rental income and management income is recognized when earned and due from residents and customers.

       Per Share Data and Distributions

       Net income per share was calculated using a weighted average of 12,423,500, 9,071,000 and 7,149,000 shares of common stock outstanding for the years ended December 31, 1995 and 1994 and the period August 25, 1993 to December 31, 1993, respectively. The potential dilutive effect of stock options is not material. The Company declared a distribution of $.39 on December 15, 1995 payable to stockholders of record on December 31, 1995. The distribution was paid on January 12, 1996. The Company declared a distribution of $.38 on December 15, 1994 payable to stockholders of record on December 31, 1994. The distribution was paid on January 17, 1995.

       Income Taxes

       The Company files a consolidated federal income tax return. The Company qualified as a Real Estate Investment Trust under Sections 856 to 860 of the Internal Revenue Code effective with its taxable year ended December 31, 1993. Accordingly, no provision for federal income taxes has been reflected in the financial statements.

       Earnings and profits, which will determine the taxability of distributions to stockholders, will differ from net income reported for financial reporting purposes due to differences in the cost basis of the rental property and in methods used to compute depreciation and amortization. The net tax basis of rental property at December 31, 1995 and 1994 was $292,745,000 and $252,602,000, respectively.

2.     Public Offerings

       On December 29, 1995, the Company filed an S-3 registration statement with the Securities and Exchange Commission (SEC), to register an aggregate of $200,000,000 of securities that the Company may offer in the future, including one or more series of debt, common stock, common stock warrants, preferred stock and/or depository shares representing preferred stock.

       On August 18, 1994, the Company sold 5,175,000 shares of Common Stock, including the underwriters over-allotment of 675,000 shares, at $19.625 per share. The net proceeds from the sale of such common shares totalled $95,199,000. These proceeds were used to acquire five

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (Continued)





       communities ($31,542,000), to repay in full the Company's line of credit balance of $57,503,000 which was previously used to purchase six communities, and to provide working capital of $6,154,000.

       The Company sold 6,382,500 shares of Common Stock, including the underwriters over-allotment of 832,500 shares, as part of its IPO at $20.00 per share on August 19, 1993. The net proceeds from the sale of such shares totalled $116,607,000. Simultaneously with the IPO, the Company issued mortgage indebtedness of $56,970,000 secured by first mortgages on 40 manufactured home communities. Such funds were used to purchase 47 manufactured home communities and to provide working capital of approximately $15,795,000 that was used for the purchase of additional manufactured home communities.

3.     Acquisitions of Rental Properties

       During 1995, the Company acquired four manufactured home communities aggregating 1,830 sites for $25,335,000. Three of the communities were purchased from an affiliate of the Company pursuant to an option agreement (see Note 12).

       During 1994, the Company acquired fourteen manufactured home communities aggregating 5,198 homesites for $90,194,000 and $4,999,000 of mortgages receivable acquired in connection with the acquisition of Colony Cove (see Note 5).

4.     Rental Property

       The following summarizes rental property (in thousands):

                                                           December 31,
                                                     -----------------------
                                                        1995           1994
                                                     ------------   ---------

           Land                                      $  62,769      $  54,979
           Land improvements and buildings             225,719        201,250
           Furniture, fixtures and equipment             3,173          2,288
                                                     ---------      ---------
                                                       291,661        258,517
           Accumulated depreciation                    (20,111)        (9,845)
                                                     ---------      ---------
           Rental property, net                      $ 271,550      $ 248,672
                                                     =========      =========

        Land improvements and buildings consist primarily of infrastructure, roads, landscaping and clubhouses, storage buildings and common amenities.

5.      Mortgages Receivable

        In connection with the purchase of the Colony Cove community, the seller assigned to the Company three mortgage loans, having an aggregate principal balance of $3,892,000 and

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (Continued)



       $3,940,000 as of December 31, 1995 and 1994, and the Company assumed obligations under existing ground leases that expire 2017-2019. The loans, which are secured by three separate fee interests underlying the three land parcels leased by Colony Cove, bear interest at an annual rate of 9.5%. Payments of principal and interest under the three loans, which are fully amortizing over their terms, aggregate approximately $420,000 per annum. Final principal payments under the loans are due and payable to the Company on May 1, 2017, March 1, 2019 and April 1, 2019. The future minimum lease payments under the ground leases are as follows: 1996 - $1,033,000; 1997 - $1,064,000; 1998 -
       $1,097,000; 1999 - $1,131,000; 2000 - $1,168,000 and $36,556,000
       thereafter. In addition, the Company has been assigned a $1,050,000 fully amortizing blanket mortgage loan secured by the fee interests described above. The loan bears interest at a variable rate equal to the prime rate plus 2%, adjusted quarterly, is due and payable in full on February 28, 2014, and currently provides for annual payments of principal and interest of approximately $115,000. The loan balance at December 31, 1995 and 1994 was $1,021,000 and $1,038,000. The Company
       has a right to offset all payments due under the mortgage loans against rents due under the ground leases.

6.      Mortgages Payable

        A summary of the Company's outstanding mortgage debt is as follows:

                                       December 31
                              -------------------------     Interest
             Security            1995         1994           Rate             Due Date
             --------         ---------      -------        --------      --------------
                                    (in thousands)
        40 properties (1)     $  60,000     $ 60,000        7.16%         August 1, 2000
         1 property                 390        1,618        6.00%         August 25, 1998
                              ---------     --------

                              $  60,390     $ 61,618
                              =========     ========

        (1) As a condition of the $60 million Mortgage Debt, the Company was required to establish reserves for capital improvements and potential costs associated with possible replacement for sewage treatment plants at two properties and potential hook-up to city water and sewer systems at another property. These reserves totalled $85,000 and $745,000 as of December 31, 1995 and 1994,
            respectively. Additionally, property taxes of $791,000 and $937,000 as of December 31, 1995 and 1994, respectively, were escrowed by the lender. These amounts are included in prepaid expenses and other assets in the accompanying balance sheets.

7.      Lines of Credit

        The Company has a $45 million line of credit for acquisitions of new properties. As collateral for the line of credit, the lender was granted a first mortgage lien on 11 of the properties. During 1995, the commitment was extended to June 30, 1996 at which time the balance is due

                     ROC COMMUNITIES, INC. AND SUBSIDIARY
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (Continued)



        in full; however, the Company expects to extend or replace the line of credit before such date. Interest was modified and will accrue on the outstanding balance at 30 day LIBOR plus 1.75%. The line of credit balance was $23,253,000 at December 31, 1995 and unused at December 31, 1994.

        The Company has a $3 million unsecured working capital revolving line of credit with a bank. The commitment is through August 10, 1997 and interest will accrue on the outstanding balance at 30 day LIBOR plus 1.75%. The balance at December 31, 1995 was $1,000,000.

8.      Acquisition of Property Management Contracts

        On December 1, 1994, the Company acquired management contracts for 22 manufactured home communities through the acquisition of a wholly owned subsidiary of The Windsor Corporation ("Windsor"). Affiliates of Windsor own the 22 manufactured home communities. The acquired subsidiary had no other assets and no known liabilities. The Company issued 100,000 shares of its Common Stock, valued at $1,975,000, to Windsor to acquire the subsidiary, which was dissolved upon completion of the transaction. Additional consideration may be required if management fees earned by the Company during the five-year period after the acquisition reach certain levels. A portion of the common stock issued to Windsor is subject to return to the Company if the revenues from Windsor affiliates decline below certain levels over a five-year period.

9.      Estimated Fair Value of Financial Instruments

        The estimated fair value of assets and liabilities considered to be financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgement is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. At December 31, 1995 and 1994 the estimated fair value of the mortgages receivable was $4,706,000 and $4,774,000, respectively. The fair value is based upon discounted cash flows using estimated market interest rates. Based upon market interest rates as of December 31, 1995 and 1994, the estimated fair value of the Company's mortgage indebtedness was $59,905,000 and $54,736,000, respectively. Based on the variable interest rate, the Company estimates the fair value of its borrowings under the lines of credit to be equal to the recorded amounts.

10.     Stock Option Plan

        The Company has established the 1993 Stock Option and Stock Appreciation Rights Plan (the "Plan"). During 1995, the Plan was amended to increase the number of shares of the Company's common stock reserved for issuance under the Plan from 240,000 to 490,000 shares. The Plan

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (Continued)



        allows for the grant of "incentive" and "non-qualified" options (within the meaning of the Internal Revenue Code of 1986, as amended) and stock appreciation rights ("SARs"). A participant who holds SARs may receive cash or shares of common stock for any appreciation of such rights at the discretion of the Executive Compensation Committee of the Board of Directors.


        The Company has granted options to purchase shares of common stock to certain officers and non-employee directors of the Company as follows:

                                             Number of Shares      Option Price
                                                  Granted            Per Share
                                             ----------------      -----------

       Balance at December 31, 1993                117,000          $20.00 - $21.00
         Granted                                    90,000          $20.25 - $23.75
                                                   -------          ---------------
       Balance at December 31, 1994                207,000          $20.00 - $23.75
         Granted                                   171,000          $20.38 - $21.75
                                                   -------          ---------------
       Balance at December 31, 1995                378,000          $20.00 - $23.75
                                                   =======          ===============

       All options are granted at the fair market value of the Company's stock on the date of grant and expire after ten years. Non-employee members of the Board of Directors were each granted options to purchase 6,000 shares of common stock in 1995. Such options vest immediately. Options granted to officers of the Company generally vest 20% per year after the date of grant. There are 113,000 options that vest one-third after each of 12, 18 and 24 months. At December 31, 1995 and 1994, 162,400 and 62,500 options, respectively, were exercisable.

11.    Commitments and Contingencies

       The Company has agreed to purchase 312 expansion sites at Butler Creek. The Company will purchase the sites in phases once each phase has achieved a 90% occupancy rate. The purchase price will be based upon a 9.5% capitalization rate applied to the trailing twelve months net operating income at the time of purchase.

       The Company has entered into employment agreements with its four executive officers for aggregate annual compensation of $550,000. The employment agreements commenced upon completion of the IPO and continue in effect through December 31, 1995. Commencing January 1, 1994, each executive officer's base salary will increase each year in the amount of the percentage increase of the Company's funds from operations per share of Common Stock over the previous year. The Company has established an incentive compensation plan for its executive officers beginning in 1995. These arrangements provide that each executive officer will earn a cash bonus for a calendar year ("Bonus Year"), as follows: if, in a Bonus year, the Company's funds from operations per share increases between 5% and 10%, between 10% and 15%, or in excess of 15% over the previous Bonus Year, each participant will receive a 10%, 18% or 25%

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                          (Continued)


       cash bonus, respectively, based on such participant's base compensation for the Bonus Year in which the increase occurred.

       The Company has established a 401(k) plan for all employees and has committed to make contributions to the plan. Beginning January 1, 1995, generally all employees employed prior to July 1, 1994 were eligible to receive contributions of 3% of their annual salary. Company contributions are used to purchase the Company's common stock. Employees hired July 1, 1994 or later are eligible to enter the plan following attainment of age 21 and one year of service. Employees must be employed at the end of the year to receive the Company contributions. Vesting occurs ratably over a five year period of continuous service. The Company's contribution in 1995 was $90,000.

12.    Option Agreements

       The Company has option agreements with certain affiliates of the Company providing the Company with individual options to purchase 12 properties currently held by those affiliates. The Option Agreements are for a term of three years and expire on June 30, 1996.

13.    Related Party Transactions

       The Company rents office space from certain of its executive officers. This operating lease has a five-year term through 1998, minimum annual rent of $120,000 and is non-cancelable. Rent expense was $135,000, $131,000 and $43,200 for the years ended December 31, 1995 and 1994 and the period August 25, 1993 to December 31, 1993, respectively.

       The Company provides management services for properties owned by certain entities that are affiliated with the executive officers of the Company. The Company's management fee revenues from affiliates were $429,000, $487,000 and $182,000 for the years ended December 31, 1995 and 1994 and the period August 25, 1993 to December 31, 1993, respectively.

14.    Recent Accounting Pronouncements

       In 1996, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS
       121). The Company has reviewed the requirements of FAS 121 and does not expect the effect to be material to its financial position.

       The Financial Accounting Standards Board has issued SFAS No. 123 "Accounting for Stock-Based Compensation" (FAS 123) effective in 1996. The Company has elected to continue to account for stock options and other plans for employees in accordance with Accounting Principles Board Opinion No. 25; therefore there will be no financial statement effect of adopting FAS 123.

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                              SUPPLEMENTAL FINANCIAL INFORMATION


Interim Results

                                                          Quarters Ended
                                        ----------------------------------------------------
                                         March 31,  June 30,  September 30,   December 31,
                                        ----------------------------------------------------
     1995                                       (in thousands except per share data)
--------------

Total revenues                           $ 12,341    $ 12,465     $ 13,082       $  13,614
Total expenses                              9,528       9,507       10,150          10,790
Net income                                  2,813       2,958        2,932           2,824
Net income per share                          .23         .24          .24             .23
Weighted average shares outstanding        12,424      12,424       12,424          12,424

     1994
-------------
Total revenues                           $  7,549    $  7,778     $ 10,243       $  11,961
Total expenses                              6,341       6,569        8,285           9,075
Net income                                  1,208       1,209        1,958           2,886
Net income per share                          .17         .17          .20             .23
Weighted average shares outstanding         7,149       7,149        9,567          12,357


Annual per share amounts for 1994 will not equal the sum of quarterly per share amounts due to the computation of weighted average shares outstanding.

The significant increases in revenues, expenses and net income in the third and fourth quarters of 1994 were primarily related to community acquisitions.

                             ROC COMMUNITIES, INC. AND SUBSIDIARY
                              SUPPLEMENTAL FINANCIAL INFORMATION
                                          (Continued)


Funds From Operations

The Company believes that funds from operations ("FFO") is an appropriate measure of performance of an equity REIT. Funds from operations is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as "net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures". While the Company believes that FFO is the most relevant and widely used measure of its operating performance, it does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income as an indication of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

In March 1995, NAREIT issued a White Paper which discusses NAREIT's views on certain interpretative issues under the definition of FFO and also encourages certain expanded disclosures relating to FFO in the periodic reports issued by REITs. The White Paper suggests that amortization of deferred financing costs and depreciation of non-rental real estate assets should no longer be added back to net income in calculating FFO. The Company plans to report FFO in accordance with the interpretative positions set forth in the White Paper beginning with the first quarter of 1996. In addition, the Company has already commenced providing in its periodic reports the expanded disclosures encouraged by the White Paper. Accordingly, Item A presents FFO for 1995 and 1994 in accordance with the NAREIT definition without giving effect to the interpretive positions of the White Paper. Item B sets forth the expanded disclosures encouraged by the White Paper.

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1995         1994
                                                      ----------     -------
                                                           (in thousands)


A.      Funds From Operations

        Net Income                                    $  11,527      $ 7,261
        Add:
            Depreciation                                 10,351        7,804
            Amortization of debt costs                    1,073          724
            Amortization of other intangibles               483           75
                                                      ---------      -------
        Funds from operations (1)                     $  23,434      $15,864
                                                      =========      =======








                                      52






B.      Capital Expenditures
                                                       Year Ended December 31,
                                                         1995          1994
                                                      ----------    -------
                                                             (in thousands)

        Normal recurring                              $   2,759     $1,150
        Revenue producing                                 2,321      1,640
        Corporate leasehold improvements                      4         41
        Construction in progress - expansions             1,426        481
                                                      ---------     ------

                                                      $   6,510     $3,312
                                                      =========     ======

(1) If the Company had applied the interpretative positions set forth in the White Paper in calculating FFO for the periods presented, FFO in 1995 would have been reduced by $1,073,000 (amortization of debt costs) and $99,000 (depreciation of non-rental real estate assets) and in 1994 by $724,000 (amortization of debt costs) and $48,000 (depreciation of non-rental real estate assets).

                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of ROC Communities, Inc.:

We have audited the accompanying combined statements of income, equity (deficit) and cash flows of ROC Controlled Properties (described in Note 1) for the period January 1, 1993 to August 24, 1993. These financial statements are the responsibility of the management of ROC Controlled Properties. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the results of ROC Controlled Properties' operations and its cash flows for the period January 1, 1993 to August 24, 1993 in conformity with generally accepted accounting principles.




DELOITTE & TOUCHE LLP

Denver, Colorado
February 23, 1994

                                   ROC CONTROLLED PROPERTIES
                                 COMBINED STATEMENT OF INCOME
                                        (in thousands)


                                                 For the Period
                                                 January 1, 1993
                                                  August 24, 1993
                                                 ----------------

Revenues:
  Rental income                                      $6,761
  Management income                                   1,066
  Other income                                           17
                                                   --------
    Total Revenue                                     7,844
                                                   --------
Expenses:
  Property operations and maintenance                 2,278
  Real estate taxes                                     796
  General and administrative                            277
  Interest                                            2,438
  Depreciation and amortization                       1,517
                                                   --------
    Total Expenses                                    7,306

Net Income                                           $  538
                                                   ========






                           See accompanying notes.

                                   ROC CONTROLLED PROPERTIES
                            COMBINED STATEMENT OF EQUITY (DEFICIT)
                                        (in thousands)


                                        ROC Properties, Inc.
                                  -------------------------------
                                  Common    Retained      Note        Deficit-
                                   Stock    Earnings   Receivable  ROC Affiliates  Net Deficit
                                  ------    --------   ----------  --------------  -----------

Balance, January 1, 1993             100         46                       (6,912)      (6,766)
  Dividends/deemed cash
  distributions                                                             (448)        (448)
  Net income (loss)                             593                          (55)         538
  Issuance of common stock           276                 $ (250)                           26
                                  ------    -------      ------        ---------     --------
Balance, August 24, 1993          $  376    $   639      $ (250)       $  (7,415)    $ (6,650)
                                  ======    =======      ======        =========     ========

                           See accompanying notes.

                                   ROC CONTROLLED PROPERTIES
                               COMBINED STATEMENT OF CASH FLOWS
                                        (in thousands)


                                                                For the Period
                                                                January 1, 1993
                                                              to August 24, 1993
                                                              ------------------
Cash Flows From Operating Activities:
  Net income                                                        $    538
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization 1,517 Changes in
       operating assets and liabilities:
        Accounts receivable                                              (73)
        Prepaid expenses and other assets                                (67)
        Accounts payable and accrued expenses                           (460)
                                                                    --------

         Net cash provided by operating activities                     1,455
                                                                    --------

Cash Flows Used in Investing Activities -
  Additions to rental property                                          (365)

Cash Flows From Financing Activities:
  Sale of common stock                                                    26
  Deemed cash distributions                                             (448)
  Proceeds from issuance of mortgages                                    485
  Principal payments on mortgages                                       (508)
                                                                    --------

         Net cash used in financing activities                          (445)
                                                                    --------

Increase in Cash and Cash Equivalents                                    645

Cash and Cash Equivalents at Beginning of Period                         328
                                                                    --------

Cash and Cash Equivalents at End of Period                          $    973
                                                                    ========

Supplemental Cash Flow Information - Interest paid                  $  2,371
                                                                    ========


                           See accompanying notes.

                                   ROC CONTROLLED PROPERTIES
                            NOTES TO COMBINED FINANCIAL STATEMENTS


1.      Summary of Significant Accounting Policies

        Business

        ROC Properties, Inc. ("ROC") was engaged in the management of manufactured home communities. ROC provided services for manufactured home communities owned by third parties and affiliated limited partnerships. Certain of the officers and directors of ROC are the general partners and certain of the limited partners of entities affiliated with ROC (the "ROC Affiliates"). The ROC Affiliates sold certain of their manufactured home communities to ROC Communities, Inc. (the "Company") upon completion of an initial public offering of the common stock and the issuance of debt by the Company on August 19, 1993. The Company also acquired ROC at that time in a stock for stock merger.

        Principles of Combination

        The accompanying combined financial statements include the accounts of ROC and the properties of the ROC Affiliates sold to the Company. All significant intercompany balances and transactions have been eliminated.

        Revenue Recognition

        Rental income and management income is recorded when due from residents and customers.

        Rental Property

        Expenditures for significant renovations and improvements which improve and/or extend the useful life of fixed assets are capitalized. Maintenance and repairs are expensed as incurred.

        Depreciation is computed using the straight line method over estimated useful lives of the respective assets.

        Income Taxes

        ROC, a Subchapter S Corporation until August 18, 1993, was not subject to taxation at the corporate level. The manufactured home communities were owned by entities whose partners are required to include their respective shares of profits and losses in their individual tax returns. Therefore, the combined statements of operations contain no provision for federal income taxes.

2.      Transactions with Affiliates

        As provided in the various organizational documents of the ROC Affiliates, $361,000 of management fees related to the management of the properties not owned by the Company were paid to ROC by the ROC Affiliates.


                          ROC CONTROLLED PROPERTIES
                    NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (Concluded)


3.      Equity (Deficit)

        Each manufactured home community was owned by one of the ROC Affiliates. These combined financial statements reflect only the results of operations of the property management business of ROC and of the properties sold by the ROC Affiliates to the Company. Deemed cash distributions included in the combined statement of equity (deficit) represent generally the net cash flows generated by the ROC Controlled Properties for the benefit of the ROC Affiliates.


                            ROC COMMUNITIES, INC.
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                              DECEMBER 31, 1995

                          SCHEDULE XI (in thousands)

                                                   Initial Cost
           Description                              To Company          Cost
-------------------------------                 ------------------  Capitalized
    Manufactured                                        Buildings  Subsequent to
  Home Community     Location    Encumbrances   Land  and Fixtures  Acquisition
------------------   --------    ------------   ----  ------------ -------------
100 Oaks         Fultondale, AZ     $     0   $   345  $  1,984     $    87
Atlanta Meadows  Atlanta, GA            558       625       511          13
Bermuda Palms    Indio, CA                0     1,291     2,734          90
Breazeale        Laramie, WA          1,101       251     1,842          47
Butler Creek     Augusta, GA            258       354     2,106         131
Camden Point     Kingsland, GA            0       466     2,970         196
Casa Linda       Las Vegas, NV          849       586     1,961          41
Castlewood
  Estates        Mableton, GA             0       655     2,947           2
Casual Estates   Syracuse, NY         9,274     2,134    16,858         592
Coach Royale     Boise, ID              357       197     1,213          40
Colonial Coach   Riverdale, GA            0     1,052     4,342           2
Colony Cove      Ellenton, FL        12,893     5,169    31,749         469
Conway Circle    Orlando, FL            937       544     1,010          24
Countryside      Great Falls, MT        629       361     1,896          61
Countryside
  Village        Denver, CO           1,455     1,458     5,171         165
Countryside
  Village        Jacksonville, FL     1,882       964     5,487         249
Countryside
  Village        Longmont, CO         2,102     1,481     5,250         106
Crestview        Stillwater, OK         694       362     1,213         650
Eastridge        San Jose, CA             0     2,476     5,015         249
Eldorado         Daytona Beach, FL      974       408     1,368         137
Flamingo Village Richland, WA           976       789     1,235          84
Foxwood Farms    Ocala, FL                0       689     1,534         163
Friendly Village Greeley, CO            827       523     3,002         198
Gold Tree        Bradenton, FL            0     1,282     5,596         581
Hickory Knoll    Indianapolis, IN     3,051       356     3,205          72
Jade Isle        Orlando, FL            869       273     1,245          47
Knoll Terrace    Salem, OR            2,000     1,379     2,348         122
Lakewood         Davenport, LA          898       439     1,316         108
Landmark Village Fairburn, GA             0     2,534     4,854          83
Land O'Lakes     Orlando, FL          1,426       503     2,852         120
LaQuinta Ridge   Indio, CA                0     1,013     2,105          42
Leisure World    Weslaco, TX              0       228     1,581         352
Maple Grove      Boise, ID            1,140       702     2,808          77
Mariwood         Indianapolis, IN     2,153       324     2,915         158
Marysville
  Meadows        Seattle, WA          2,757     1,048     3,944         217
May Avenue       Yuma, AZ               602       116       935          34
Meadowbrook      Ithaca, NY           1,862       293     3,372         276
Midway Estates   Vero Beach, FL       1,854     1,313     2,438          52
Mobet            Moline, IL             806       295     1,256         451
Mobiland         Melbourne, FL        1,956     1,247     2,531         122
Mosby's Point    Florence, KY         1,209       610     1,736         139
Oak Grove        Albany, GA             420       418     1,074          73
Oakwood Forest   Greensboro, NC       1,620     1,106     4,835         359
Orchard (The)    Santa Rosa, CA           0     2,794     7,097          83
Paradise Village Albany, GA             495       340     1,358         397
Pendleton        Indianapolis, IN       639       122     1,100          42
Pinellas
  Cascades       Clearwater, FL       2,184     1,747     2,732          26
President's
  Park           Grand Forks, ND        415       258     1,470          21
Riverview        Portland, OR         1,439       457     1,949         443
Rolling Hills    Louisville, KY         742       342     1,027         236
Royal Estates    Kalamazoo, MI        1,131       368     2,724         693
Science City     Midland, MI          1,506       869     2,041          84
Shenandoah       Boise, ID              703       443     2,936          36
Skyway           Indianapolis, IN     1,216       178     1,601          31
Southwind        Naples, FL           2,637     1,476     3,990         136
Starlight Ranch  Orlando, FL              0     5,594     9,152          48
Stonegate        Shreveport, LA         458       160       682         308
Terrace Heights  Dubuque, IA          1,699       833     2,435         528
The Colony       Rancho Mirage, CA        0     2,258     4,943         469
Town & Country   Orlando, FL            461       245       520         490
Trails End       Weslaco, TX              0       260     1,862         207
Twin Pines       Goshen, IN           1,086       196     1,761          74
Vance            Columbus, OH           675       200     1,048          63
Whispering Pines Clearwater, FL       4,195     4,208     4,745         118
Willo Arms       Cleveland, OH        1,573       472     2,483          91

ROC Communities, Inc.                 1,000         0        68       1,209
                                      -----   -------  --------     -------

TOTAL                               $84,643   $62,479  $216,068     $13,114
                                    =======   =======  ========     =======




                            ROC COMMUNITIES, INC.
                   REAL ESTATE AND ACCUMULATED DEPRECIATION
                              DECEMBER 31, 1995
                                 (Continued)

                          SCHEDULE XI (in thousands)

                                          Gross Amount
                                      Carried at Close of                                   Life Used
          Description                  Period 12/31/95(a)                                   to Compute
-------------------------------  ------------------------------                             Depreciation in
  Manufactured                               Buildings            Accumulated   Date of     Latest Income
 Home Community     Location        Land   and Fixtures  Total    Depreciation  Acquisition Statement
---------------  --------------  --------- ------------  ------   ------------  ----------- ------------
100 Oaks         Fultondale, AZ    $   345   $  2,071  $  2,416    $    93      2/15/95     20 years
Atlanta Meadows  Atlanta, GA           625        524     1,149         62      8/25/93     20 years
Bermuda Palms    Indio, CA           1,291      2,824     4,115        183      8/29/94     20 years
Breazeale        Laramie, WA           251      1,889     2,140        186      8/25/93     20 years
Butler Creek     Augusta, GA           356      2,235     2,591        214      8/25/93     20 years
Camden Point     Kingsland, GA         466      3,166     3,632        296      8/25/93     20 years
Casa Linda       Las Vegas, NV         586      2,002     2,588        231      8/25/93     20 years
Castlewood
  Estates        Mableton, GA          655      2,949     3,604         47      9/1/95      20 years
Casual Estates   Syracuse, NY        2,136     17,448    19,584      1,973      8/25/93     20 years
Coach Royale     Boise, ID             197      1,253     1,450        120      1/1/94      20 years
Colonial Coach   Riverdale, GA       1,052      4,344     5,396         72      9/1/95      20 years
Colony Cove      Ellenton, FL        5,265     32,122    37,387      2,192      8/2/94      20 years
Conway Circle    Orlando, FL           544      1,034     1,578        119      8/25/93     20 years
Countryside      Great Falls, MT       361      1,957     2,318        224      8/25/93     20 years
Countryside
  Village        Denver, CO          1,459      5,335     6,794        603      8/25/93     20 years
Countryside
  Village        Jacksonville, FL      962      5,738     6,700        653      8/25/93     20 years
Countryside
  Village        Longmont, CO        1,481      5,356     6,837        625      8/25/93     20 years
Crestview        Stillwater, OK        362      1,863     2,225        138      8/25/93     20 years
Eastridge        San Jose, CA        2,476      5,264     7,740        331      8/29/94     20 years
Eldorado         Daytona Beach, FL     408      1,505     1,913        168      8/25/93     20 years
Flamingo Village Richland, WA          789      1,319     2,108        146      8/25/93     20 years
Foxwood Farms    Ocala, FL             691      1,695     2,386        108      7/26/94     20 years
Friendly Village Greeley, CO           523      3,201     3,723        304      1/18/94     20 years
Gold Tree        Bradenton, FL       1,285      6,174     7,459        406      11/23/93    20 years
Hickory Knoll    Indianapolis, IN      356      3,277     3,633        387      8/25/93     20 years
Jade Isle        Orlando, FL           273      1,291     1,565        141      8/25/93     20 years
Knoll Terrace    Salem, OR           1,379      2,470     3,849        280      8/25/93     20 years
Lakewood         Davenport, LA         442      1,421     1,863        160      8/25/93     20 years
Landmark Village Fairburn, GA        2,539      4,933     7,471        362      7/15/94     20 years
Land O'Lakes     Orlando, FL           508      2,967     3,475        337      8/25/93     20 years
LaQuinta Ridge   Indio, CA           1,013      2,147     3,160        142      8/29/94     20 years
Leisure World    Weslaco, TX           228      1,933     2,161        135      5/6/94      20 years
Maple Grove      Boise, ID             702      2,885     3,587        325      8/25/93     20 years
Mariwood         Indianapolis, IN      324      3,073     3,397        344      8/25/93     20 years
Marysville
  Meadows        Seattle, WA         1,048      4,160     5,209        464      8/25/93     20 years
May Avenue       Yuma, AZ              116        969     1,085        113      8/25/93     20 years
Meadowbrook      Ithaca, NY            291      3,649     3,941        389      8/25/93     20 years
Midway Estates   Vero Beach, FL      1,313      2,490     3,803        281      8/25/93     20 years
Mobet            Moline, IL            295      1,707     2,002        165      8/25/93     20 years
Mobiland         Melbourne, FL       1,247      2,653     3,900        305      8/25/93     20 years
Mosby's Point    Florence, KY          608      1,877     2,485        205      8/25/93     20 years
Oak Grove        Albany, GA            418      1,147     1,565        116      8/25/93     20 years
Oakwood Forest   Greensboro, NC      1,111      5,189     6,300        571      8/25/93     20 years
Orchard (The)    Santa Rosa, CA      2,794      7,180     9,974        418      8/29/94     20 years
Paradise Village Albany, GA            340      1,756     2,095        148      8/25/93     20 years
Pendleton        Indianapolis, IN      122      1,142     1,264        128      8/25/93     20 years
Pinellas
  Cascades       Clearwater, FL      1,747      2,759     4,505        305      8/25/93     20 years
President's
  Park           Grand Forks, ND       258      1,491     1,749        149      1/1/94      20 years
Riverview        Portland, OR          537      2,312     2,849        247      8/25/93     20 years
Rolling Hills    Louisville, KY        342      1,262     1,605        140      8/25/93     20 years
Royal Estates    Kalamazoo, MI         372      3,412     3,785        265      8/25/93     20 years
Science City     Midland, MI           869      2,124     2,994        237      8/25/93     20 years
Shenandoah       Boise, ID             443      2,973     3,415        279      1/1/94      20 years
Skyway           Indianapolis, IN      178      1,632     1,810        186      8/25/93     20 years
Southwind        Naples, FL          1,476      4,126     5,602        460      8/25/93     20 years
Starlight Ranch  Orlando, FL         5,594      9,200    14,794        151      9/1/95      20 years
Stonegate        Shreveport, LA        160        990     1,150         83      8/25/93     20 years
Terrace Heights  Dubuque, IA           919      2,877     3,796        284      8/25/93     20 years
The Colony       Rancho Mirage, CA   2,259      5,411     7,670        332      9/2/94      20 years
Town & Country   Orlando, FL           245      1,010     1,255         61      8/25/93     20 years
Trails End       Weslaco, TX           260      2,069     2,329        155      5/6/94      20 years
Twin Pines       Goshen, IN            196      1,836     2,031        208      8/25/93     20 years
Vance            Columbus, OH          200      1,111     1,311        100      8/25/93     20 years
Whispering Pines Clearwater, FL      4,208      4,863     9,071        557      8/25/93     20 years
Willo Arms       Cleveland, OH         473      2,573     3,046        295      8/25/93     20 years

ROC Communities, Inc.                    0      1,277     1,277        207      8/19/93     10 years
                                   -------   --------  --------    -------

TOTAL                              $62,769   $228,892  $291,661    $20,111
                                   =======   ========  ========    =======

(a) The aggregate cost for federal income tax purposes at December 31, 1995 is $292,745,000.





                                     ROC COMMUNITIES, INC.
                                  REAL ESTATE AND ACCUMULATED
                                         DEPRECIATION
                                        (in thousands)

                             Balance at
                             Beginning     Additions                     Balance at End
     Description             of Period       at Cost      Retirements        of Period
     -----------             ----------    ---------      -----------    -------------
The changes in real estate are as follows:
Period ended August 25, 1993 to December 31, 1993:
    Acquisitions             $       0      160,256               0         $ 160,256
    Improvements                     0        1,036               0             1,036
                             ---------      -------          ------         ---------

                             $       0      161,292               0         $ 161,292
                             =========      =======          ======         =========
Year ended December 31, 1994:
    Acquisitions             $ 160,256       92,353                         $ 252,609
    Improvements                 1,036        4,955             (83)            5,908
                             ---------      -------          ------         ---------
                             $ 161,292       97,308             (83)        $ 258,517
                             =========      =======          ======         =========
Year ended December 31, 1995:
    Acquisitions             $ 252,609       25,938                         $ 278,547
    Improvements                 5,908        7,269             (63)           13,114
                             ---------      -------          ------         ---------
                             $ 258,517       33,207             (63)        $ 291,661
                             =========      =======          ======         =========

The changes in accumulated depreciation of real estate are as follows:

                                              Additions
                               Balance at    Charged to
                               Beginning      Costs and                    Balance at End
     Description               of Period       Expenses     Retirements        of Period
     -----------               ---------     ----------     -----------    -------------
Period ended August 25
    to December 31, 1993       $     0        2,044               0           $ 2,044
 Year ended December 31, 1994  $ 2,044        7,804              (3)          $ 9,845
 Year ended December 31, 1995  $ 9,845       10,351             (85)          $20,111

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for a filing on Form S-4/A and has duly caused this Amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Clinton, State of Michigan, on the 24th day of January, 1997.

        Chateau Porperties, Inc.


        By:/s/ Tamara D. Fischer
           --------------------------------
               Tamara D. Fischer
               Executive Vice President and
               Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature                  Title                           Date
/s/ John A. Boll*          Chairman of the Board of        January 24, 1997
---------------------      Directors
John A. Boll

/s/ C. G. Kellogg*         Director, President and         January 24, 1997
---------------------      Chief Executive Officer
C. G. Kellogg              (Principal Executive Officer)

/s/ Tamara D. Fischer      Executive Vice President        January 24, 1997
---------------------      and Chief Financial Officer
Tamara D. Fischer          (Principal Financial and
                           Accounting Officer)

/s/ Gebran S. Anton, Jr.*  Director                        January 24, 1997
---------------------
Gebran S. Anton, Jr.

                           Director
---------------------
Kenneth E. Myers

                           Director
---------------------
Jay G. Rudolph

/s/ James M. Lane*         Director                        January 24, 1997
---------------------
James M. Lane

/s/ Edward R. Allen*       Director                        January 24, 1997
---------------------
Edward R. Allen


*By Tamara D. Fischer, attorney in fact

[ Form of Proxy -- side 1 ]


                                    PROXY
                           CHATEAU PROPERTIES, INC.
                               19500 Hall Road
                       Clinton Township, Michigan 48038

         This proxy is solicited on behalf of the Board of Directors

        The undersigned hereby appoints each of C.G. Kellogg, T.D. Fischer and H.J. Brennan as proxies, each with the power to appoint his or her substitute, and authorizes each of them to represent and to vote, as designated below, all shares of common stock of Chateau Properties, Inc. ("Chateau") held of record by the undersigned on January 30, 1997 at a special meeting of stockholders of Chateau to be held on February 11, 1997 or any adjournment or postponement thereof. This proxy when properly executed will be voted in the manner directed herein by the undersigned stockholder with respect to all shares of Chateau held of record by the undersigned stockholder. If no direction is made, this proxy will be voted FOR Proposals 1, 2 and 3 and in the best discretion of such proxies upon such other business as may properly come before the meeting or any adjournment or postponement thereof. The Board of Directors recommends a vote for each of the Proposals.

1. To consider and vote on a proposal to issue 13,109,941 shares of Common Stock of Chateau in connection with an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1996, as amended by the Amendment thereto dated as of December 20, 1996, by and among Chateau, ROC Communities, Inc., a Maryland corporation ("ROC") and R Acquisition Sub, Inc., a Maryland corporation and a direct subsidiary of Chateau ("RSub"), providing for the merger of RSub with ROC, with ROC surviving such merger (the "Merger"). The consummation of the Merger and related transactions will result in, among other things, the exchange of the outstanding common stock, par value $.01 per share, of ROC and non-voting redeemable stock, par value $.01 per share, of ROC for common stock, par value $.01 per share, of Chateau.

               / / FOR          / / AGAINST      / / ABSTAIN

                (continued and to be signed on the other side)

[ Form of Proxy -- side 2 ]

2. To consider and vote on a proposal to issue and sell up to 1,450,000 shares of Common Stock of Chateau to holders of limited partnership units ("OP Units") in CP Limited Partnership, a Maryland limited partnership of which Chateau is the general partner, who have agreed to exchange their OP Units for shares of Common Stock of Chateau, which issuance and sale shall be at an average price per share, payable in cash, of not less than the greater of the average price paid by Chateau in connection with Chateau Share Repurchase Program (as defined in the Joint Proxy Statement/Prospectus and Supplement) or the average of the closing prices on the New York Stock Exchange of the shares of Common Stock on the two trading days immediately preceding the date of issuance as determined in good faith by the Chateau Board.

               / / FOR          / / AGAINST      / / ABSTAIN

3. To adjourn the Chateau Special Meeting to permit further solicitation of proxies in the event that there are not sufficient votes to approve the Chateau Proposals at the time of the Chateau Special Meeting.

               / / FOR          / / AGAINST      / / ABSTAIN

4. In the best discretion of such proxies upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

                                    Please sign this proxy in the space
                                    provided below. Execution by stockholders who are not individuals must be made by an authorized signatory.

                                    Dated: __________________________________

                                    _________________________________________
                                              Name of Record Owner

                                    _________________________________________
                                                   Signature

                                    Please sign exactly as name appears
                                    hereon. If signing as attorney, executor, administrator, trustee or guardian, please give full title of such, and if signing for a corporation, give your title. When shares are in the names of more than one person, any one may sign.

Please sign, date and return this Proxy promptly using the enclosed envelope.